LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

January 14, 2013

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 333-185183 and 811-07538

Dear Ms. Browning:

          This letter responds to comments you provided in a December 21, 2012 telephone conversation with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the investment adviser to each series of the Trust, regarding the Trust’s preliminary proxy materials filed on November 29, 2012 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14. The comments, and the Trust’s responses thereto, are set forth below. The draft proxy materials reflecting changes made in response to your comments are attached to this letter. Capitalized terms used but not defined in this letter have the meanings given to them in the combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”).

          1.     In the shareholder letter, Q&A, and Prospectus/Proxy, please clarify that Acquiring Fund’s other expenses are higher than Target Fund’s other expenses and explain why, including the effect of any expense limitation arrangements.

          Response: We have made the requested changes. Please see, for example, the following language included in the Q&A under “How do the Funds’ expense structures compare?”:

The annual expense ratio of the Combined Fund is expected to be the same as or lower than the current annual expense ratio of Acquiring Fund, which is lower than the current annual expense ratio of Target Fund. The specific components of each Fund’s operating expenses compare as follows: Acquiring Fund’s management fee rate is lower than Target Fund’s management fee rate; Rule 12b-1 fees applicable to a particular class of shares are the same for both Funds; and Acquiring Fund’s other (i.e., non-management) expenses are higher than those of Target Fund. We believe Acquiring Fund’s comparatively higher other expenses are attributable to its relatively short operating history of less than two

Ms. Kimberly A. Browning
January 14, 2013

years. As Acquiring Fund grows – including by acquiring Target Fund’s assets in the Reorganization – it is expected that it will realize economies of scale that will lower its other expenses (as a percentage of Fund assets) over time. Another material difference between the Funds’ expense structures is that Lord Abbett has contractually capped Acquiring Fund’s total annual operating expenses at a lower level than it has contractually capped Target Fund’s total annual operating expenses. Thus, Target Fund shareholders will experience a reduction in total annual operating expenses as a result of the Reorganization, decreasing the overall cost of their investment.

          2.     Please confirm in your comment response letter that all material differences between Target Fund and Acquiring Fund have been disclosed in the Prospectus/Proxy.

          Response: We confirm that all material differences between Target Fund and Acquiring Fund have been disclosed in the Prospectus/Proxy.

          3.     Please clarify that Acquiring Fund’s portfolio turnover rate is higher than Target Fund’s portfolio turnover rate and explain why.

          Response: We have made the requested changes. Please see, for example, the following language included in the Q&A under “What proposal am I being asked to vote on?”:

…An additional material difference between the Funds’ investment approaches is that Acquiring Fund engages in more active trading than Target Fund. Therefore, Acquiring Fund has a significantly higher portfolio turnover rate than Target Fund…

          4.     Please more clearly distinguish the material differences between the Funds’ investment characteristics throughout the Prospectus/Proxy.

          Response: We have made the requested changes. In particular, we have included a new table under “Summary of Proposal – Investment Objectives and Principal Investment Strategies” that is bifurcated to more clearly show the similarities and differences between the Funds’ investment characteristics.

          5.     Please use the term “material” in lieu of “key,” “principal,” or other similar terms to characterize the differences between the Funds throughout the Prospectus/Proxy.

          Response: We have made the requested changes.

          6.     Please more clearly distinguish the material differences between the Funds’ investment strategies, including Acquiring Fund’s history of greater portfolio turnover, in the Q&A under “What proposal am I being asked to vote on?”

Ms. Kimberly A. Browning
January 14, 2013

          Response: We have revised the response to the relevant item as follows:

Shareholders are being asked to approve a proposal to reorganize Target Fund into Lord Abbett Growth Leaders Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”) (the “Reorganization”). After the Reorganization is completed, you will become a shareholder of Acquiring Fund and Target Fund will be terminated. Like Target Fund, Acquiring Fund seeks capital appreciation and employs a growth investing style. One material difference between these two Funds is that Target Fund invests mainly in large cap equity securities while Acquiring Fund invests in large, mid, and small cap equity securities. Both Funds define large cap companies as those that fall within the market capitalization range of companies in the Russell 1000® Index. An additional material difference between the Funds’ investment approaches is that Acquiring Fund engages in more active trading than Target Fund. Therefore, Acquiring Fund has a significantly higher portfolio turnover rate than Target Fund…

          7.     Please state whether the Funds use the same definition of large cap securities.

          Response: We have made the requested changes. Please see, for example, the following language included in the Q&A under “What proposal am I being asked to vote on?”:

…Both Funds define large cap companies as those that fall within the market capitalization range of companies in the Russell 1000® Index…

          8.     Please clarify that each Fund’s Board approved the Reorganization in the Q&A under “Why does the Board recommend that I vote “FOR” the proposal?”

          Response: In our view, the purpose of the Q&A is to highlight important voting issues from the perspective of Target Fund shareholders who are being solicited, including the recommendations of Target Fund’s Board. We do not believe the separate findings of Acquiring Fund’s Board merit special focus in the Q&A, and we note that they are clearly disclosed under “Summary of Proposal – Board Considerations in Approving the Reorganization.” Accordingly, we elect to retain the existing language.

          9.     Please confirm in your comment response letter that the response provided in the Q&A under “Why does the Board recommend that I vote “FOR” the proposal?” responds fully to Item 4 of Schedule 14A.

Ms. Kimberly A. Browning
January 14, 2013

          Response: Item 4 of Schedule 14A calls for disclosure of proxy solicitation costs only. However, in its review of an affiliated fund’s proxy materials1 in connection with another reorganization, the Commission staff requested that we disclose an estimate of reorganization costs that includes, in addition to the costs associated with obtaining shareholder approval, legal, accounting, and similar costs. As a result, we have adopted this more inclusive approach in the Prospectus/Proxy.

          10.   Please clarify the meaning of the following language on the cover page of the Prospectus/Proxy: “The proposed Reorganization is intended to streamline the equity funds managed by Lord, Abbett & Co. LLC (“Lord Abbett”), resulting in cost savings for shareholders.”

          Response: We have replaced the relevant language with the following:

The proposed Reorganization is intended to achieve potential operating efficiencies and economies of scale by combining similarly managed equity funds advised by Lord, Abbett & Co. LLC (“Lord Abbett”), resulting in potential cost savings for shareholders.

          11.   Please add page numbers to the cross references provided under “Fees and Expenses.”

          Response: We have made the requested changes.

          12.   We note that for each share class, the pro forma other expenses of the Combined Fund are at least 5 basis points lower than either Fund’s other expenses. Please confirm in your comment response letter that these are realistic expenses.

          Response: Combining the Funds is expected to result in economies of scale that will reduce other expenses as indicated in the fee tables. Thus, we confirm that these are realistic expenses.

          13.   Please confirm in your comment response letter that Rule 12b-1 fees are the only expenses that are excluded from Lord Abbett’s fee waiver and expense reimbursement.

          Response: We confirm that Rule 12b-1 fees are the only expenses that are excluded from Lord Abbett’s fee waiver and expense reimbursement.

[1]

See the preliminary proxy materials of Lord Abbett Large Cap Value Fund filed with the Commission on Form N-14 on February 1, 2012 (SEC Accession No. 0000930413-12-000432), the letter responding to comments from Dominic Minore filed with the Commission on March 23, 2012, and the definitive proxy materials filed with the Commission pursuant to Rule 497 on March 23, 2012 (SEC Accession No. 0000930413-12-001761).

Ms. Kimberly A. Browning
January 14, 2013

          14.   Please confirm in your comment response letter that Lord Abbett may not recoup any fees or expenses previously waived or reimbursed under the Fund’s contractual expense cap.

          Response: We confirm that Lord Abbett may not recoup any fees or expenses previously waived or reimbursed under the Fund’s contractual expense cap.

          15.   Please delete the term “unaudited” under “Fees and Expenses – Portfolio Turnover.”

          Response: We have made the requested change.

          16.   Please clarify in plain English the meaning of the term “normally” in the disclosures pertaining to the Funds’ investment strategies.

          Response: We have revised the applicable disclosures by replacing “normally” with “under normal market conditions.” Please see, for example, the following language under “Summary of Proposal:”

Each Fund pursues capital appreciation by normally investing at least 80% of its assets in equity securities, and each Fund employs a growth investing style. A material difference between the Funds is that Target Fund (under normal market conditions) invests at least 80% of its net assets in equity securities of large cap companies, while Acquiring Fund (under normal market conditions) invests at least 50% of its net assets in equity securities of large cap companies, and the remainder in equity securities of mid-sized and small companies. Both Funds define large cap companies by reference to the Russell 1000® Index. Securities of companies with smaller capitalizations can enhance Acquiring Fund’s investment flexibility and the diversification of its portfolio, but carry different and generally greater risks. An additional material difference between the Funds’ investment approaches is that Acquiring Fund engages in more active trading than Target Fund. Therefore, Acquiring Fund has a significantly higher portfolio turnover rate than Target Fund.

          17.   If possible, please provide an estimate of the amount of transaction costs the Funds will incur in connection with portfolio repositioning to facilitate the Reorganization. If possible, please also identify any portfolio securities that will be sold on the pro forma Schedule of Investments.

          Response: In our view, it would be impractical to estimate such transaction costs at this early stage. Notwithstanding such impracticality, we further note that we believe identifying in a

Ms. Kimberly A. Browning
January 14, 2013

public filing securities either Fund may sell in the future would expose the Funds to the risk that third parties could trade ahead of or against the Funds based on the information.

          18.   Please add a bullet discussing Acquiring Fund’s higher other expenses under “Summary of Proposal.”

          Response: We have made the requested changes. Please see the following language under “Summary of Proposal:”

We believe Acquiring Fund’s comparatively higher other expenses are attributable to its relatively short operating history of less than two years. A large share of other expenses consists of shareholder servicing costs, which tend to be fixed and therefore do not rise in proportion to Fund assets. Accordingly, as Acquiring Fund grows – including by acquiring Target Fund’s assets in the Reorganization – it is expected that it will realize economies of scale that will lower its other expenses (as a percentage of Fund assets) over time.

          19.   Please consider expanding the discussion under “Summary of Proposal – Board Considerations” to more explicitly address Acquiring Fund’s higher other expenses and the absence of a guarantee that Lord Abbett would renew Acquiring Fund’s contractual expense cap.

          Response: We believe the existing disclosure provides an accurate and concise discussion of the factors the Board considered in approving the Reorganization, including the totality of each Fund’s expenses, as those factors existed at the time of the September 2012 Board meeting. We note that Acquiring Fund’s higher other expenses will be nullified when the Reorganization is completed because Acquiring Fund will achieve greater economies of scale as a larger Fund. We further note that subsequent to the September 2012 meeting, Lord Abbett renewed Acquiring Fund’s contractual expense cap at the same level through February 28, 2014. Accordingly, we elect to retain the existing language.

          20.   Under “Summary of Proposal – Investment Objectives and Principal Investment Strategies,” please more clearly differentiate similarities from differences.

          Response: We have included a new table under “Summary of Proposal – Investment Objectives and Principal Investment Strategies” that is bifurcated to more clearly show the similarities and differences between the Funds’ investment objectives, strategies, and other features.

          21.   Under “Summary of Proposal – Investment Objectives and Principal Investment Strategies,” please clarify that there are no material differences between the Funds’ investment objectives.

Ms. Kimberly A. Browning
January 14, 2013

          Response: We have made the requested change. Please see our response to item 20.

          22.   Under “Summary of Proposal – Investment Objectives and Principal Investment Strategies,” please avoid the use of open-ended terms such as “include” when describing the types of equity securities in which the Funds may invest.

          Response: We have revised the relevant language as follows:

Each Fund may invest in any security that represents equity ownership in a company. Currently, each Fund invests in equity securities consisting of common stocks, preferred stocks, equity interests in trusts (including real estate investment trusts), partnerships, joint ventures, and limited liability companies.

          23.   Under “Summary of Proposal – Investment Objectives and Principal Investment Strategies,” please use the present rather than the future tense when referencing each Fund’s portfolio turnover rate.

          Response: We have made the requested change.

          24.   Please confirm in your comment response letter that all material differences between Target Fund’s and Acquiring Fund’s principal investment risks have been disclosed in the Prospectus/Proxy.

          Response: We confirm that all material differences between Target Fund’s and Acquiring Fund’s principal investment risks have been disclosed in the Prospectus/Proxy.

          25.   Under “Summary of Proposal – Principal Risk Factors,” please use the term “materially” in lieu of “substantially” to characterize the differences between the Funds’ risk profiles.

          Response: We have made the requested change.

          26.   Please consider expanding the “High Portfolio Turnover Risk” bullet under “Summary of Proposal – Principal Risk Factors.”

          Response: We have revised the relevant language as follows:

High Portfolio Turnover Risk: High portfolio turnover (more than 100%) may result in increased brokerage fees or other transaction costs. These costs are not reflected in either Fund’s annual operating expenses or in the expense examples, but they can reduce each Fund’s investment performance. If a Fund realizes capital gains when it sells investments, it generally must pay those gains to shareholders, resulting in higher taxes to shareholders

Ms. Kimberly A. Browning
January 14, 2013

when Fund shares are held in a taxable account. The Financial Highlights table at the end of each Fund’s prospectus shows such Fund’s portfolio turnover rate during the past fiscal period.

          27.   If Target Fund has a significant amount of accumulated realized losses on its balance sheet, please include disclosure about the limitations on the Combined Fund’s use of capital loss carryforwards after the Reorganization in the Prospectus/Proxy.

          Response: Although Target Fund has a significant amount of capital loss carryforwards, the Combined Fund’s use of those losses after the Reorganization is not limited. The reason is that Target Fund will not experience an ownership change in the Reorganization because Target Fund has a larger asset size than Acquiring Fund. On the other hand, the Combined Fund potentially will be subject to the carryforward limitation with respect to any of Acquiring Fund’s capital loss carryforwards because that Fund will experience an ownership change. However, Acquiring Fund did not have a capital loss carryforward as of October 31, 2012.

          28.   Please reflect the Reorganization costs in the capitalization table.

          Response: We have reflected the Reorganization costs in the capitalization table as “pro forma adjustments.” Consistent with changes made in response to item 34, we also have reflected non-recurring other expense adjustments in the capitalization table. As a result, the asset levels shown in the capitalization table have been ratably reduced by $93,000.

          29.   Please provide the total amount of assets for each Fund and the pro forma Combined Fund in the capitalization table.

          Response: We have made the requested change.

          30.   Please confirm in your comment response letter the accuracy of the statement about the possible tax effect of Lord Abbett’s reimbursement of each Fund’s share of the Reorganization costs under “More Information about the Reorganization – Expenses of the Reorganization.”

          Response: We confirm that the statement remains accurate.

          31.   Please confirm in your comment response letter that all proxy revocation methods have been disclosed in the Prospectus/Proxy.

          Response: We confirm that all proxy revocation methods have been disclosed in the Prospectus/Proxy.

          32.   Please provide applicable information as of the Record Date throughout the Prospectus/Proxy.

          Response: We have made the requested changes.

Ms. Kimberly A. Browning
January 14, 2013

          33.   Please reflect Reorganization costs in the Statement of Assets and Liabilities, not in the Statement of Operations.

          Response: We have made the requested changes.

          34.   Please prepare the Statement of Assets and Liabilities assuming the Reorganization occurred as of the end of the fiscal year, and reflecting all recurring and non-recurring adjustments, including Reorganization costs.

          Response: We have made the requested changes.

          35.   Please prepare the pro forma Statement of Operations assuming the Reorganization occurred at the beginning of the fiscal period, and reflecting only adjustments that will have a continuing impact on the Fund. Therefore, one-time Reorganization costs should not be included as an adjustment.

          Response: We have made the requested changes.

          36.   If no securities are identified that need to be sold in order to comply with the Combined Fund’s investment restrictions, please add a statement that all securities held by Target Fund would comply with Acquiring Fund’s investment restrictions.

          Response: As indicated in our response to item 17, we do not believe it is feasible or advisable to identify securities that might be sold to facilitate the Reorganization. We do not believe, however, that we can conclusively state at this early stage that no securities will be sold to facilitate the Reorganization.

          37.   Please disclose any transfers between Level 1 and Level 2 securities under “3. Significant Accounting Policies – Investment Valuation” in the notes to the financial statements.

          Response: There were no such transfers during the 12-month period ended October 31, 2012, which we have indicated in a new footnote to the table that appears in Note 3.

*          *          *          *          *

          The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Prospectus/Proxy; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Prospectus/Proxy; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kimberly A. Browning
January 14, 2013

          If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

Lord Abbett Stock Appreciation Fund

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

Dear Fellow Shareholder,

In an effort to improve the quality of our clients’ investment experience and better meet their evolving investment needs, we are asking you to approve the reorganization of Lord Abbett Stock Appreciation Fund (“Target Fund”) into another similarly managed Lord Abbett Fund, Lord Abbett Growth Leaders Fund (“Acquiring Fund”). Target Fund follows a large cap growth investing strategy, while Acquiring Fund invests in growth companies of all sizes. Thus, the reorganization will benefit Target Fund shareholders by enabling them to pursue substantially similar investment objectives and strategies, but as part of a larger fund with greater investment flexibility.

We believe the reorganization offers shareholders of Target Fund other potential benefits, including lower total annual operating expenses. The Funds’ expense structures differ in that Acquiring Fund has a lower management fee, the same share class-specific Rule 12b-1 fee rates, and higher other (i.e., non-management) expenses than Target Fund. It is expected that you will pay lower total annual operating expenses after the reorganization as a shareholder of Acquiring Fund than you currently pay as a shareholder of Target Fund.

The transaction will qualify as a tax-free reorganization for federal income tax purposes, and you will not be charged any sales charges, commissions, or transaction fees in connection with it. The attached Questions & Answers and Combined Prospectus/Proxy Statement contain more information, including information about differences between the Funds and key factors that you may find helpful in evaluating the proposal to reorganize Target Fund.

This change requires your approval. We encourage you to review the attached materials carefully and recommend that you vote “FOR” the approval of the proposal. By voting promptly, you can help avoid the expense of additional follow-up mailings and solicitations.

You can vote in any of the following ways (please refer to your attached proxy card for more detailed voting instructions):

•	Via the Internet

•	By telephone

•	By mail

•	At the shareholder meeting: March 15, 2013, 9:00 a.m., at 90 Hudson Street, Jersey City, NJ 07302-3973

We encourage you to vote by the internet or telephone, using the “control” number that appears on your proxy card. We must receive your vote before 9:00 a.m. on March 15, 2013 in order to count your vote. Regardless of the method you choose, please take the time to read the full text of the attached Combined

Prospectus/Proxy Statement before voting. Please vote now. Your vote is important.

Thank you for investing in the Lord Abbett Family of Funds. It is a privilege to manage your investment. If you have any questions or need assistance voting, please contact your financial advisor or call 877-777-5613.

Sincerely,

Daria L. Foster President, Chief Executive Officer, and Trustee

Lord Abbett Stock Appreciation Fund

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

QUESTIONS AND ANSWERS

Your vote is important.

Below are answers to some commonly asked questions that are intended to help you understand the proposal on which shareholders of Lord Abbett Stock Appreciation Fund (“Target Fund”) are being asked to vote. This proposal is described in more detail in the Combined Prospectus/Proxy Statement, which you should read carefully. If you have a question or need assistance in voting, please call 877-777-5613.

Why am I being asked to vote?

Lord, Abbett & Co. LLC (“Lord Abbett”) is seeking your vote because you are, or were as of December 20, 2012 (the “Record Date”), a shareholder of Target Fund. As discussed in more detail below, Lord Abbett is proposing a change to Target Fund that requires approval of the Fund’s shareholders at a special meeting of shareholders scheduled to be held on March 15, 2013. The Board of Trustees (the “Board”) of Target Fund has approved the proposal described below and recommends that you vote “FOR” it.

What proposal am I being asked to vote on?

Shareholders are being asked to approve a proposal to reorganize Target Fund into Lord Abbett Growth Leaders Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”) (the “Reorganization”). After the Reorganization is completed, you will become a shareholder of Acquiring Fund and Target Fund will be terminated. Like Target Fund, Acquiring Fund seeks capital appreciation and employs a growth investing style. One material difference between these two Funds is that Target Fund invests mainly in large cap equity securities while Acquiring Fund invests in large, mid, and small cap equity securities. Both Funds define large cap companies as those that fall within the market capitalization range of companies in the Russell 1000® Index. An additional material difference between the Funds’ investment approaches is that Acquiring Fund engages in more active trading than Target Fund. Therefore, Acquiring Fund has a significantly higher portfolio turnover rate than Target Fund.

The Combined Prospectus/Proxy Statement provides more information about Acquiring Fund and the Reorganization. It is both a Prospectus for Acquiring Fund and a Proxy Statement for Target Fund.

Why does the Board recommend that I vote “FOR” the proposal?

Due to a number of factors, most notably Lord Abbett’s concerns about Target Fund’s long-term viability, the Board believes that it is in shareholders’ best interests to reorganize the Fund into Acquiring Fund, which has a broader investment focus, a lower management fee rate, and lower overall expenses. The Reorganization thus would permit Target Fund shareholders to pursue substantially similar investment objectives and strategies, but as part of a larger fund (the “Combined Fund”) with greater investment flexibility and lower overall expenses. The specific reasons why the Board recommends that shareholders vote “FOR” the proposal are discussed in more detail on pages 9 through 11 of the Combined Prospectus/Proxy Statement.

How do the Funds’ expense structures compare?

The annual expense ratio of the Combined Fund is expected to be the same as or lower than the current annual expense ratio of Acquiring Fund, which is lower than the current annual expense ratio of Target Fund. The specific components of each Fund’s operating expenses compare as follows: Acquiring Fund’s management fee rate is lower than Target Fund’s management fee rate; Rule 12b-1 fees applicable to a particular class of shares are the same for both Funds; and Acquiring Fund’s other (i.e., non-management) expenses are higher than those of Target Fund. We believe Acquiring Fund’s comparatively higher other expenses are attributable to its relatively short operating history of less than two years. As Acquiring Fund grows – including by acquiring Target Fund’s assets in the Reorganization – it is expected that it will realize economies of scale that will lower its other expenses (as a percentage of Fund assets) over time. Another material difference between the Funds’ expense structures is that Lord Abbett has contractually capped Acquiring Fund’s total annual operating expenses at a lower level than it has contractually capped Target Fund’s total annual operating expenses. Thus, Target Fund shareholders will experience a reduction in total annual operating expenses as a result of the Reorganization, decreasing the overall cost of their investment.

Will the value of my investment change as a result of the Reorganization?

No. Although the aggregate value of your investment will not change as a result of the Reorganization, the number of shares you own likely will change. The reason for this potential change is that your Target Fund shares will be exchanged for Acquiring Fund shares at the net asset value per share of Acquiring Fund, which likely will differ from the net asset value per share of Target Fund.

Will I pay any taxes, sales charges, or similar fees in connection with the Reorganization?

No. The Reorganization is expected to qualify as a tax free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, and no sales charges or other similar fees will be charged in connection with it. However, any other investment or redemption would be subject to any applicable sales charges.

When would the Reorganization take place?

If shareholders approve the Reorganization, the transaction is expected to be completed as soon as possible after the shareholder meeting scheduled to be held on March 15, 2013.

Who will manage the portfolio of the Combined Fund following the Reorganization?

F. Thomas O’Halloran heads each Fund’s investment team. In managing Acquiring Fund, Mr. O’Halloran is assisted by Paul J. Volovich and Arthur K. Weise, who will continue to manage the Combined Fund after the Reorganization. Accordingly, the Reorganization will promote continuity of portfolio management.

Who will pay the costs associated with the Reorganization?

The Funds will share equally the costs associated with the Reorganization, including the cost of hiring a proxy solicitation firm to request and record shareholders’ votes, the cost of filing, printing and mailing this Combined Prospectus/Proxy Statement, accounting fees, and legal fees. We estimate that these costs will total approximately $175,000. Lord Abbett will indirectly bear the costs of the Reorganization on behalf of each Fund because of the fee waiver and expense reimbursement agreement Lord Abbett has with each Fund.

What if there are not enough votes to approve the proposal?

If Target Fund does not receive enough votes to approve the proposal before the shareholder meeting, the meeting may be postponed to permit further solicitation of proxy votes. If Target Fund does not receive enough votes to approve the proposal even after postponing the meeting, the proposal will not be implemented, and the Board and Lord Abbett will consider other strategic alternatives for the Fund, possibly including its liquidation.

What is Broadridge Financial Solutions, Inc.?

Broadridge Financial Solutions, Inc. (“Broadridge”), which is not affiliated with either Fund or Lord Abbett, is the proxy solicitation firm that will contact shareholders and record their votes. As the shareholder meeting date approaches, shareholders who have not yet voted may receive telephone calls or emails from Broadridge asking them to vote so that the meeting will not need to be postponed.

How many votes am I entitled to cast?

You are entitled to one vote for each full share and a proportionate fractional vote for each fractional share you own of Target Fund on the Record Date (December 20, 2012). Only shareholders of Target Fund as of the Record Date may vote.

How do I submit my vote?

You may vote in any of the following four ways:

Internet:	Please use the website and control number provided on your proxy card.
Telephone:	Please use the telephone number and control number provided on your proxy card.
Mail:	Please sign and date your proxy card and return it to the address shown on the card.
In Person:	At the shareholder meeting at 9:00 a.m. on March 15, 2013, at 90 Hudson Street, Jersey City, NJ 07302.

Please vote now. You can help reduce costs by voting promptly. Your vote is important, regardless of how many shares you own. Please read the Combined Prospectus/Proxy Statement and vote your shares. If you have a question or need assistance in voting, please call 877-777-5613.

Thank you for investing in the Lord Abbett Family of Funds.

Lord Abbett Stock Appreciation Fund

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be Held on March 15, 2013

NOTICE IS HEREBY GIVEN of a Special Meeting of the Shareholders of Lord Abbett Stock Appreciation Fund (“Target Fund”) (the “Meeting”). The Meeting will be held at the offices of Lord, Abbett & Co. LLC at 90 Hudson Street, Jersey City, New Jersey, on March 15, 2013 at 9:00 a.m. for the purpose of considering the following proposals:

(1) To approve an Agreement and Plan of Reorganization between Target Fund and Lord Abbett Growth Leaders Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”), providing for: (a) the transfer of all of the assets of Target Fund to Acquiring Fund in exchange for shares of the corresponding class of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund; (b) the distribution of such shares to the shareholders of Target Fund; and (c) the termination of Target Fund; and

(2) To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Board has fixed the close of business on December 20, 2012 as the record date for determination of shareholders of Target Fund entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Shareholders are entitled to one vote for each full share held and a proportionate vote for each fractional share held.

Your vote is important regardless of how many shares you hold. By voting promptly, you can help avoid the expense of additional follow-up mailings and solicitations. You may vote via the Internet, by telephone, by signing and returning your proxy card, or by attending the Meeting in person, as described in the attached Combined Prospectus/Proxy Statement.

By order of the Board

Lawrence H. Kaplan
January 23, 2013	Vice President and Secretary

Combined Prospectus/Proxy Statement

Dated January 23, 2013

Lord Abbett Stock Appreciation Fund

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

Lord Abbett Growth Leaders Fund
(a series of Lord Abbett Securities Trust)

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

This Combined Prospectus/Proxy Statement relates to the proposed Reorganization (defined below) of Lord Abbett Stock Appreciation Fund (“Target Fund”), a registered open-end management investment company, into Lord Abbett Growth Leaders Fund, a series of Lord Abbett Securities Trust, another registered open-end management investment company (the “Trust”) (“Acquiring Fund” and, together with Target Fund, the “Funds”). The proposed Reorganization is intended to achieve potential operating efficiencies and economies of scale by combining similarly managed equity funds advised by Lord, Abbett & Co. LLC (“Lord Abbett”), resulting in potential cost savings for shareholders. The Reorganization would combine similarly managed Funds into a single larger fund. The Board of Trustees of each of Target Fund and the Trust, on behalf of Acquiring Fund (together, the “Board”), has determined unanimously, following Lord Abbett’s recommendation, that the Reorganization would be in the best interests of each Fund and its shareholders.

By voting promptly, you can help avoid the expense of additional follow-up mailings and solicitations. Your vote is important regardless of the size of your holdings in Target Fund. If you have a question or need assistance in voting, please call 877-777-5613.

This Combined Prospectus/Proxy Statement is both a Prospectus for Acquiring Fund and a Proxy Statement for Target Fund. It concisely sets forth the information that a Target Fund shareholder should know before voting on the Reorganization. Shareholders should read it and retain it for future reference. Attached as Exhibit A to this Combined Prospectus/Proxy Statement is a copy of the form of Agreement and Plan of Reorganization (the “Plan”) that describes the terms of the Reorganization in greater detail. This Combined Prospectus/Proxy Statement is accompanied by Acquiring Fund’s Prospectus dated November 28, 2012, as may be supplemented, which is incorporated by reference into (legally considered to be a part of) this Combined Prospectus/Proxy Statement.

Additional information about the Funds has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and can be found in the following documents, which are incorporated by reference into this Combined Prospectus/Proxy Statement:

•	Target Fund’s Prospectus dated December 1, 2012, as may be supplemented;

•	The Statement of Additional Information dated January 23, 2013 relating to this Combined Prospectus/Proxy Statement;

•	The Statement of Additional Information dated December 1, 2012, as may be supplemented, relating to Target Fund’s Prospectus dated December 1, 2012, as supplemented;

•	The Statement of Additional Information dated November 28, 2012, as may be supplemented, relating to Acquiring Fund’s Prospectus dated November 28, 2012, as may be supplemented;

•	Target Fund’s Annual Report for the fiscal year ended July 31, 2012; and

•	Acquiring Fund’s Annual Report for the fiscal year ended October 31, 2012.

These documents are available free of charge via Lord Abbett’s website at www.lordabbett.com, by calling 888-522-2388, or by writing to the Funds at 90 Hudson Street, Jersey City, NJ 07302-3973.

Acquiring Fund will publish a new prospectus and statement of additional information effective March 1, 2013. As of that date, you may obtain copies of these documents from Lord Abbett’s website at www.lordabbett.com or by calling 888-522-2388.

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), and in accordance therewith, file reports and other information, including proxy materials, with the SEC.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Combined Prospectus/Proxy Statement. Any representation to the contrary is a criminal offense.

SPECIAL MEETING OF SHAREHOLDERS
OF

Lord Abbett Stock Appreciation Fund

This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Trustees of Lord Abbett Stock Appreciation Fund (“Target Fund”), to be used at a special meeting of shareholders of Target Fund, to be held at 9:00 a.m. on March 15, 2013, at the offices of Lord, Abbett & Co. LLC (“Lord Abbett”) at 90 Hudson Street, Jersey City, New Jersey, and at any adjournments or postponements thereof (the “Meeting”).

The Meeting is being held for the purpose of considering the following proposals:

(1) To approve an Agreement and Plan of Reorganization between Target Fund and Lord Abbett Securities Trust (the “Trust”), on behalf of its series, Lord Abbett Growth Leaders Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”), providing for: (a) the transfer of all of the assets of Target Fund to Acquiring Fund in exchange for shares of the corresponding class of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund; (b) the distribution of such shares to the shareholders of Target Fund; and (c) the termination of Target Fund (the “Reorganization”).

(2) To transact such other business as may properly come before the Meeting.

Only shareholders of record of Target Fund as of the close of business on December 20, 2012 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof. This Combined Prospectus/Proxy Statement and the enclosed proxy card initially are being mailed to shareholders on or about January 23, 2013.

A vote in favor of the Reorganization is a vote to become a shareholder of Acquiring Fund and terminate Target Fund. The votes of Acquiring Fund’s shareholders are not being solicited because their approval or consent is not necessary for the Reorganization to proceed. If shareholders do not approve the Reorganization, or if the Reorganization is not completed for any other reason, the Board will consider other strategic alternatives for Target Fund, possibly including its liquidation.

FEES AND EXPENSES

The tables below provide a summary comparison of the expenses of each class of shares of each Fund. Target Fund’s annual fund operating expenses are based on the Fund’s fees and expenses for the fiscal year ended July 31, 2012 and Acquiring Fund’s annual fund operating expenses are based on the Fund’s fees and expenses for the fiscal year ended October 31, 2012. The annual fund operating expenses of Acquiring Fund giving effect to the proposed Reorganization (the “Combined Fund”) are shown on a pro forma basis as of October 31, 2012, as if the Reorganization had been completed on that date.

The Funds are subject to the same sales charges. You may qualify for sales charge discounts if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in the Lord Abbett Family of Funds. More information about these and other sales charge discounts is available from your financial professional, in “Sales Charge Reductions and Waivers” on page 21 of Acquiring Fund’s prospectus and in “Purchases, Redemptions, Pricing, and Payments to Dealers” on page 8-1 of Acquiring Fund’s statement of additional information (“SAI”).

Class A

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	5.75%	5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None(1)	None(1)	None(1)
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.35%	0.35%	0.35%
Other Expenses(2)	0.40%	0.65%	0.35%
Total Annual Fund Operating Expenses	1.50%	1.55%	1.25%
Fee Waiver and/or Expense Reimbursement	-0.05%(3)	-0.70%(4)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.45%(3)	0.85%(4)	0.85%(4)

Class B

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	5.00%	5.00%	5.00%
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses(2)	0.40%	0.65%	0.35%
Total Annual Fund Operating Expenses	2.15%	2.20%	1.90%
Fee Waiver and/or Expense Reimbursement	-0.05%(3)	-0.70%(4)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.10%(3)	1.50%(4)	1.50%(4)

Class C

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	1.00%(5)	1.00%(5)	1.00%(5)
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses(2)	0.40%	0.65%	0.35%
Total Annual Fund Operating Expenses	2.15%	2.20%(6)	1.90%
Fee Waiver and/or Expense Reimbursement	-0.05%(3)	-0.70%(4)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.10%(3)	1.50%(4)	1.50%(4)

Class F

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.10%	0.10%	0.10%
Other Expenses(2)	0.40%	0.65%	0.35%
Total Annual Fund Operating Expenses	1.25%	1.30%	1.00%
Fee Waiver and/or Expense Reimbursement	-0.05%(3)	-0.70%(4)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.20%(3)	0.60%(4)	0.60%(4)

Class I

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses(2)	0.40%	0.65%	0.35%
Total Annual Fund Operating Expenses	1.15%	1.20%	0.90%
Fee Waiver and/or Expense Reimbursement	-0.05%(3)	-0.70%(4)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.10%(3)	0.50%(4)	0.50%(4)

Class R2

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.60%	0.60%	0.60%
Other Expenses(2)	0.40%	0.65%(6)	0.35%
Total Annual Fund Operating Expenses	1.75%	1.80%(6)	1.50%
Fee Waiver and/or Expense Reimbursement	-0.05%(3)	-0.70%(4)(6)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.70%(3)	1.10%(4)(6)	1.10%(4)

Class R3

Fee Table	Target Fund	Acquiring Fund	Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.50%	0.50%	0.50%
Other Expenses(2)	0.40%	0.65%(6)	0.35%
Total Annual Fund Operating Expenses	1.65%	1.70%(6)	1.40%
Fee Waiver and/or Expense Reimbursements	-0.05%(3)	-0.70%(4)(6)	-0.40%(4)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.60%(3)	1.00%(4)(6)	1.00%(4)

(1)

A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on certain Class A shares purchased or acquired without a sales charge if they are redeemed before the first day of the month of the one-year anniversary of their purchase. See each Fund’s prospectus for more information.

(2)	Other expenses exclude non-recurring estimated Reorganization expenses.

(3)

For the period from December 1, 2012 through November 30, 2013, Lord Abbett has contractually agreed to waive its fees and reimburse expenses to the extent necessary to limit total net annual operating expenses for each class, excluding 12b-1 fees, if any, to an annual rate of 1.10%. This agreement may be terminated only by Target Fund’s Board of Trustees.

(4)

For the period from November 28, 2012 through February 28, 2014, Lord Abbett has contractually agreed to waive its fees and reimburse expenses to the extent necessary to limit total net annual operating expenses for each class, excluding 12b-1 fees, if any, to an annual rate of 0.50%. This agreement may be terminated only by Acquiring Fund’s Board of Trustees.

(5)	A CDSC of 1.00% may be assessed on Class C shares if they are redeemed before the first anniversary of their purchase. See each Fund’s prospectus for more information.

(6)	These amounts have been updated from fiscal year amounts to reflect current fees and expenses.

Examples

The following examples are intended to help you compare the cost of investing in the relevant Fund with the cost of investing in other mutual funds. The example for each Fund assumes that you invest $10,000 in such Fund at the maximum sales charge, if any, for the time periods indicated (for the periods ended July 31, 2012 for Target Fund and October 31, 2012 for Acquiring Fund and the Pro Forma Combined Fund) and then redeem all of your shares at the end of those periods. The examples also assume that your investment has a 5% return each year, that dividends and distributions are reinvested, and that the relevant Fund’s operating expenses remain the same (except that the example takes into account the relevant Fund’s contractual fee waiver and expense limitation agreement with Lord Abbett for the term of the relevant agreement). The examples assume a deduction of the applicable contingent deferred sales charge (“CDSC”) for the one-year, three-year, and five-year periods for Class B shares and for the one-year period for Class C shares. Class B shares automatically convert to Class A shares after approximately eight years. The expense example for Class B shares for the ten-year period reflects the conversion to Class A shares. The first example assumes that you redeem all of your shares at the end of the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs (including any applicable CDSC) would be as shown below. No sales charge will be imposed in connection with the Reorganization. The second example assumes that you do not redeem and instead keep your shares.

If Shares Are Redeemed	1 year	3 years	5 years	10 years
Target Fund Class A Shares	$714	$1,017	$1,342	$2,259
Acquiring Fund Class A Shares	$657	$954	$1,292	$2,243
Pro Forma Combined Fund Class A Shares	$657	$901	$1,176	$1,957
Target Fund Class B Shares	$713	$968	$1,350	$2,314
Acquiring Fund Class B Shares	$653	$903	$1,298	$2,299
Pro Forma Combined Fund Class B Shares	$653	$848	$1,179	$2,011
Target Fund Class C Shares	$313	$668	$1,150	$2,479
Acquiring Fund Class C Shares	$253	$603	$1,098	$2,464
Pro Forma Combined Fund Class C Shares	$253	$548	$979	$2,181
Target Fund Class F Shares	$122	$392	$682	$1,507
Acquiring Fund Class F Shares	$61	$324	$628	$1,490
Pro Forma Combined Fund Class F Shares	$61	$268	$503	$1,178
Target Fund Class I Shares	$112	$360	$628	$1,393
Acquiring Fund Class I Shares	$51	$293	$574	$1,376
Pro Forma Combined Fund Class I Shares	$51	$236	$449	$1,061

If Shares Are Redeemed	1 year	3 years	5 years	10 years
Target Fund Class R2 Shares	$173	$546	$944	$2,058
Acquiring Fund Class R2 Shares	$112	$480	$892	$2,043
Pro Forma Combined Fund Class R2 Shares	$112	$424	$770	$1,747
Target Fund Class R3 Shares	$163	$515	$892	$1,950
Acquiring Fund Class R3 Shares	$102	$449	$840	$1,934
Pro Forma Combined Fund Class R3 Shares	$102	$393	$717	$1,636
If Shares Are Not Redeemed

Target Fund Class A Shares	$714	$1,017	$1,342	$2,259
Acquiring Fund Class A Shares	$657	$954	$1,292	$2,243
Pro Forma Combined Fund Class A Shares	$657	$901	$1,176	$1,957
Target Fund Class B Shares	$213	$668	$1,150	$2,314
Acquiring Fund Class B Shares	$153	$603	$1,098	$2,299
Pro Forma Combined Fund Class B Shares	$153	$548	$979	$2,011
Target Fund Class C Shares	$213	$668	$1,150	$2,479
Acquiring Fund Class C Shares	$153	$603	$1,098	$2,464
Pro Forma Combined Fund Class C Shares	$153	$548	$979	$2,181
Target Fund Class F Shares	$122	$392	$682	$1,507
Acquiring Fund Class F Shares	$61	$324	$628	$1,490
Pro Forma Combined Fund Class F Shares	$61	$268	$503	$1,178
Target Fund Class I Shares	$112	$360	$628	$1,393
Acquiring Fund Class I Shares	$51	$293	$574	$1,376
Pro Forma Combined Fund Class I Shares	$51	$236	$449	$1,061
Target Fund Class R2 Shares	$173	$546	$944	$2,058
Acquiring Fund Class R2 Shares	$112	$480	$892	$2,043
Pro Forma Combined Fund Class R2 Shares	$112	$424	$770	$1,747
Target Fund Class R3 Shares	$163	$515	$892	$1,950
Acquiring Fund Class R3 Shares	$102	$449	$840	$1,934
Pro Forma Combined Fund Class R3 Shares	$102	$393	$717	$1,636

Portfolio Turnover. Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the example, affect each Fund’s performance. During each Fund’s most recent fiscal year, Target Fund’s portfolio turnover rate was 110.79% and Acquiring Fund’s portfolio turnover rate was 683.50% of the average value of each Fund’s portfolio.

SUMMARY OF PROPOSAL

This Combined Prospectus/Proxy Statement provides pertinent information about the Reorganization and Acquiring Fund that a Target Fund shareholder should consider before voting on the proposal. The following summarizes certain information contained elsewhere in or incorporated by reference into this Combined Prospectus/Proxy Statement. You should read the more complete information in the rest of this Combined Prospectus/Proxy Statement, as well as in each Fund’s prospectus, and each of Target Fund’s and Acquiring Fund’s annual report. You also should review the SAI relating to this Combined Prospectus/Proxy Statement. This Combined Prospectus/Proxy Statement is qualified in its entirety by reference to these documents. You should read the entire Combined Prospectus/Proxy Statement before voting.

Overview of the Proposed Reorganization

As a result of the Reorganization, each shareholder of Target Fund will become a shareholder of Acquiring Fund and receive Acquiring Fund shares of the same class with a total value equal to the shareholder’s investment in Target Fund. When this occurs, each such shareholder will cease to be a shareholder in Target Fund. Completion of the Reorganization is subject to the approval of Target Fund’s shareholders and other conditions.

No front-end sales charge or CDSC will be imposed at the time of the Reorganization. Any other investment or redemption will be subject to any applicable sales charges. After the Reorganization is completed, any CDSC on the redemption of shares of Acquiring Fund will be calculated from the date of original purchase of Target Fund shares.

As you evaluate the Reorganization, please consider the following:

•

The proposed Reorganization provides for the transfer to Acquiring Fund of all of the assets of Target Fund in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund. Target Fund will distribute all Acquiring Fund shares received by it among its shareholders so that each shareholder of Target Fund will receive a pro rata distribution of Acquiring Fund shares (or fractions thereof). Acquiring Fund shares received by a shareholder of Target Fund will be of the same class and have an aggregate value equal to the aggregate value of the shareholder’s Target Fund shares as of the date of the exchange. After the Reorganization, Target Fund will be terminated.

•

Following the Reorganization, the resulting Fund (the “Combined Fund”) will be managed according to the investment objective and strategies of Acquiring Fund. Acquiring Fund has the same investment objective as Target Fund, uses similar investment strategies to pursue its investment objective and is guided by similar investment policies and restrictions. The material differences between the Funds’ investment objectives, strategies, risks, policies and restrictions are discussed immediately below.

•

Each Fund pursues capital appreciation by normally investing at least 80% of its assets in equity securities, and each Fund employs a growth investing style. A material difference between the Funds is that Target Fund (under normal market conditions) invests at least 80% of its net assets in equity securities of large cap companies, while Acquiring Fund (under normal market conditions) invests at least 50% of its net assets in equity securities of large cap companies, and the remainder in equity securities of mid-sized and small companies. Both Funds define large cap companies by reference to the Russell 1000® Index. Securities of companies with smaller capitalizations can enhance Acquiring Fund’s investment flexibility and the diversification of its portfolio, but carry different and generally greater risks. An additional material difference between the Funds’ investment approaches is that Acquiring Fund engages in more active trading than Target Fund. Therefore, Acquiring Fund has a significantly higher portfolio turnover rate than Target Fund.

•

As indicated in each of the fee tables in the “Fees and Expenses” section above, as a percentage of each Fund’s assets over each Fund’s respective fiscal year ended 2012, Acquiring Fund’s total annual operating expenses are lower than Target Fund’s total annual operating expenses (after giving effect to the contractual fee waiver and expense limitation currently in place for each Fund). The specific components of the Fund’s operating expenses compare as follows: Acquiring Fund’s management fee is lower than Target Fund’s management fee; Rule 12b-1 fees applicable to a particular class of shares are the same for both Funds; and Acquiring Fund’s other (i.e., non-management) expenses are higher than those of Target Fund. In the aggregate, Target Fund shareholders will pay lower total annual operating expenses after the Reorganization.

•

We believe Acquiring Fund’s comparatively higher other expenses are attributable to its relatively short operating history of less than two years. A large share of other expenses consists of shareholder servicing costs, which tend to be fixed and therefore do not rise in proportion to Fund assets. Accordingly, as Acquiring Fund grows – including by acquiring Target Fund’s assets in the Reorganization – it is expected that it will realize economies of scale that will lower its other expenses (as a percentage of Fund assets) over time.

•	The sales charges of each Fund are the same.

•

Acquiring Fund outperformed Target Fund for the period from Acquiring Fund’s June 30, 2011 inception through December 31, 2012. During that period, Acquiring Fund’s Class A shares returned 0.54% (without sales charges), while Target Fund’s Class A shares returned -0.96% (without sales charges). Performance comparisons for longer time periods are not possible because of Acquiring Fund’s limited operating history. For more information about each Fund’s performance, please see “Performance” below or visit Lord Abbett’s website at www.lordabbett.com. A Fund’s past performance is not an indication of future results.

•	The Reorganization will qualify as a tax-free reorganization for federal income tax purposes. You will not be charged any sales charges, commissions, or transaction fees in the Reorganization.

•

For a period of years after the Reorganization, the Combined Fund’s sale of appreciated portfolio securities, as part of the day-to-day management of its portfolio, likely will result in greater taxable capital gain distributions to a former Target Fund shareholder than would Target Fund’s sale of its appreciated portfolio securities in the absence of the Reorganization.

•

The Acquiring Fund shares you will receive as a result of the Reorganization will be of the same share class with the same Rule 12b-1 fee level and sales charge structure, and will have the same value, as your shares in Target Fund immediately before the Reorganization. In addition, as discussed under “Shareholder Rights” below, both Funds are organized as Delaware statutory trusts, are governed by the same Board and have substantially similar charters and identical by-laws, and are subject to the same legal and regulatory standards. Therefore, the interests of Target Fund’s shareholders will not be diluted by the Reorganization. The specific terms of the Reorganization are set forth in the Plan, a copy of which is attached as Exhibit A.

•	Target Fund will be terminated as part of the Reorganization.

•

Because the Funds have similar investment objectives and investment strategies, there is substantial overlap in the portfolio securities they hold. Either Fund may sell a portion of its holdings in connection with the Reorganization (though it is not necessarily obligated to do so), and consequently may incur transaction costs from restructuring its portfolio. If such sale occurs before the Reorganization, Target Fund generally will bear the related transaction costs. If such sale occurs after the Reorganization, the Combined Fund will bear the related transaction costs.

•

F. Thomas O’Halloran heads each Fund’s investment team. In managing Acquiring Fund, Mr. O’Halloran is assisted by Paul J. Volovich and Arthur K. Weise, who will continue to manage the Combined Fund after the Reorganization. Accordingly, the Reorganization will promote continuity of portfolio management.

•	Subject to shareholder approval, the Reorganization is expected to be effected as soon as practicable following the Meeting.

•	After the Reorganization is completed, any purchase orders for Target Fund will be deemed to be purchase orders for Acquiring Fund.

Board Considerations in Approving the Reorganization

The Board, on behalf of the Fund, and Acquiring Fund’s Board of Trustees (together with the Board, the “Boards”), on behalf of Acquiring Fund, considered the proposed Reorganization, with related data and analysis, as presented by Lord Abbett at a meeting held on September 13, 2012. At the meeting, the Boards considered a number of factors, including:

•	The compatibility of Target Fund’s investment objective, strategies, risks, policies, and restrictions with those of Acquiring Fund;

•	The relative expense ratios of the Funds and the impact of the Reorganization on those expense ratios;

•	The relative investment performance of the Funds;

•	The relative sizes of the Funds;

•	The relative past and current growth in assets of each Fund and its expected future prospects for growth;

•	The anticipated tax consequences of the Reorganization with respect to each Fund and its shareholders;

•	The estimated costs of the Reorganization and the extent to which each Fund would bear such costs, including proxy solicitation expenses and portfolio transaction costs; and

•	The potential benefits of the Reorganization for the shareholders of each Fund.

In considering such factors, the Boards questioned Lord Abbett about the compatibility of each Fund’s investment parameters, the performance and growth of assets of the Funds, the costs and anticipated tax consequences of the Reorganization, and the potential benefits to shareholders. The Boards’ considerations and conclusions are summarized below.

The Boards compared each Fund’s total annual operating expenses as a percentage of Fund assets (“operating expenses”). The Boards observed that Acquiring Fund’s total net operating expenses were lower than Target Fund’s total net operating expenses for each Fund’s 2011 fiscal period. The Boards noted that distribution and service (Rule 12b-1) fees and administrative services fees, each a component of operating expenses, were the same for each Fund’s respective share classes. The Boards noted that another component of operating expenses, management fees, were lower for Acquiring Fund, both at the average asset level of each Fund over each Fund’s 2011 fiscal period and at other asset levels. The Boards observed that the contractual fee waiver and/or reimbursement for Acquiring Fund had the effect of capping the Fund’s operating expenses at a lower level than the fee waiver and/or reimbursement for Target Fund. The Boards also considered the fact that Lord Abbett would renew Acquiring Fund’s waiver at least at the same level through February 28, 2014.

The Boards considered whether portfolio transaction costs would be incurred given the substantial overlap of the Funds’ portfolio securities, and the extent to which such costs might be borne by each Fund.

The Boards also considered the Funds’ relative historical performance. The Boards observed that as of August 31, 2012, Acquiring Fund’s Class A shares have outperformed Target Fund’s Class A shares for the period since Acquiring Fund’s June 30, 2011 performance inception. The Boards noted that both Funds share the same Lipper Category Average. The Boards observed that within this classification as of August 31, 2012, Acquiring Fund’s Class A shares’ performance ranked in the 69th percentile and Target Fund’s Class A shares’ performance ranked in the 94th percentile for the period since each Fund’s inception.

Also, the Boards considered the level of investment management services provided by Lord Abbett to each Fund; the investment management experience of Mr. O’Halloran, the lead portfolio manager of both Target Fund and Acquiring Fund, and Messrs. Volovich and Weise, the other portfolio managers of Acquiring Fund; the prospects for future sales of Target Fund shares, in light of its investment objective and strategy; the related possibility of future declines or increases in Target Fund’s asset level, and their effect on administrative, portfolio management, distribution, shareholder servicing, and other operating efficiencies; and the magnitude of the increase in Acquiring Fund’s assets from the Reorganization, the likelihood of future sales of Acquiring Fund, the effect of each on Acquiring Fund’s asset level, and any resulting administrative, portfolio management, distribution, shareholder servicing, and other operating efficiencies. The Board noted that Acquiring Fund had a smaller asset size due to its relatively short operating history of less than two years.

The Boards also considered that the Reorganization would provide Target Fund shareholders with greater exposure to small and mid cap stocks. The Boards considered the potential that such exposure would enhance portfolio diversification and increase investment risk.

The Boards also considered the tax-free nature of the Reorganization; the compatibility of the Funds’ respective investment objectives, strategies, and policies; the risk factors associated with each Fund’s investment strategy; and the fact that the Funds share the same service providers, including their investment adviser, distributor, administrator, custodian, and transfer agent. The Boards considered the fact that after the Reorganization, the same trustees would continue to oversee the interests of Target Fund shareholders under a similar charter and identical by-laws as those of the Trust, and under the same legal and regulatory standards. The Boards considered alternatives to the Reorganization, including the liquidation of Target Fund, but concluded that the Reorganization was preferable to those alternatives.

Each of the Boards evaluated the relevant factors described above independently and approved the Reorganization separately. In light of these factors and their fiduciary duty under federal and state law, the Boards, including all of the trustees who were not interested persons of either Fund (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), unanimously determined, separately on behalf of their respective Fund, that: (1) the Reorganization is in the best interests of the Fund and its shareholders; and (2) the Reorganization will not result in a dilution of the interests of the Fund’s shareholders.

Investment Objectives and Principal Investment Strategies

This section describes the similarities and differences between the investment objectives and strategies of Target Fund and those of Acquiring Fund. For a complete description of the investment objective and strategies of Acquiring Fund, you should read that Fund’s prospectus and SAI.

Each Fund invests principally in equity securities of U.S. and multinational companies. The similarities and differences between the key investment attributes of Target Fund on the one hand and Acquiring Fund on the other are discussed below.

Similarities		Differences

Investment Objectives

•	Both Funds seek capital appreciation.

Principal Investment Strategies

•	Both Funds invest primarily in a diversified portfolio of equity securities of U.S. and multinational companies that each Fund’s investment team believes exhibits above-average growth.	•

Target Fund normally invests at least 80% of its net assets in equity securities of large cap companies, while Acquiring Fund normally invests at least 50% of its net assets in large cap companies, and the remainder in securities of mid- sized and small companies. Acquiring Fund thus is able to make more substantial investments in the small and mid cap segments of the equity market than Target Fund.

•

Each Fund may invest in any security that represents equity ownership in a company. Currently, each Fund invests in equity securities consisting of common stocks, preferred stocks, equity interests in trusts (including real estate investment trusts), partnerships, joint ventures, and limited liability companies.

•

Each Fund may engage in active and frequent trading of its portfolio securities in seeking to achieve its investment objective, and as of each Fund’s fiscal year ended 2012, has an annual portfolio turnover rate of over 100%.

•

Target Fund may invest up to 10% and Acquiring Fund may invest up to 20% of its net assets in securities of foreign (including emerging market) companies that are traded on a non-U.S. exchange and denominated in a foreign currency.

		•	Acquiring Fund engages in more active trading than Target Fund and thus has a significantly higher portfolio turnover rate than Target Fund.

Similarities	Differences

Diversification

•

Both Funds are diversified, meaning that with respect to 75% of each Fund’s total assets, the Fund normally will not purchase a security if, as a result, more than 5% of the Fund’s total assets would be invested in securities of a single issuer or the Fund would hold more than 10% of the outstanding voting securities of the issuer.

Sell Discipline

•

Both Funds may sell a security if it no longer meets the Fund’s investment criteria or for a variety of other reasons, such as to secure gains, limit losses, redeploy assets into opportunities believed to be more promising, or satisfy redemption requests, among others.

•

In considering whether to sell a security, each Fund may evaluate factors including, but not limited to, the condition of the economy, changes in the issuer’s competitive position or financial condition, changes in the outlook for the issuer’s industry, and the
Fund’s valuation target for the security.

Temporary Defensive Investments

•

Each Fund seeks to remain fully invested in accordance with its investment objective. To respond to adverse economic, market, political or other conditions that are unfavorable for investors, however, each Fund may invest its assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments, money market fund shares, and other money market instruments.

•

Each Fund also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. When investing in this manner, a Fund may be unable to achieve its investment objective.

Principal Risk Factors

This section describes the principal risk factors of Acquiring Fund and compares them to those associated with an investment in Target Fund. For a more complete description of the risks of Acquiring Fund, you should read that Fund’s prospectus and SAI.

Each Fund is subject to the same material risks, with the exception of: Acquiring Fund’s greater exposure to the risks of investing in small- and mid-sized companies, Target Fund’s greater exposure to the risks of investing in large companies, Acquiring Fund’s greater exposure to the risks of investing in foreign companies, and Acquiring Fund’s greater exposure to high portfolio turnover risk.

The principal risks that could adversely affect either Fund’s performance or increase volatility include the following:

•

Portfolio Management Risk: The strategies used and securities selected by a Fund’s investment team may fail to produce the intended result and the Fund may not achieve its objective. The securities selected for a Fund may not perform as well as other securities that were not selected for the Fund. As a result, a Fund may suffer losses or underperform other funds with the same investment objective or strategies, even in a rising market.

•

Equity Securities Risk: Common stocks and other equity securities, as well as equity-like securities such as convertible bonds, may experience significant volatility. Such securities may fall sharply in response to adverse events affecting overall markets, a particular industry or sector, or an individual company’s financial condition.

•

Mid-sized and Small Company Risk: Investments in mid-sized or small company stocks generally involve greater risks than investments in large company stocks. Mid-sized or small companies may be less able to weather economic shifts or other adverse developments than larger, more established companies. They may have less experienced management and unproven track records. They may rely on limited product lines and have more limited financial resources. These factors may make them more susceptible to setbacks or economic downturns. Mid-sized or small company stocks tend to have fewer shares outstanding and trade less frequently than the stocks of larger companies. In addition, there may be less liquidity in mid-sized or small company stocks, subjecting them to greater price fluctuations than larger company stocks.

•

Large Company Risk: Larger, more established companies may be unable to respond quickly to certain market developments. In addition, larger companies may have slower rates of growth as compared to successful, but less well-established, smaller companies, especially during market cycles corresponding to periods of economic expansion.

•

Growth Investing Risk: Each Fund uses a growth investing style, which may be out of favor or may not produce the best results over short or longer time periods. In addition, growth stocks tend to be more volatile than slower-growing value stocks.

•

Foreign Company Risk: A Fund’s investments in foreign (including emerging market) companies and in U.S. companies with economic ties to foreign markets generally involve special risks that can increase the likelihood that the Fund will lose money. For example, as compared with companies organized and operated in the U.S., these companies may be more vulnerable to economic, political, and social volatility and subject to less government supervision, lack of transparency, inadequate regulatory and accounting standards, and foreign taxes. In addition, the securities of foreign companies also may be subject to inadequate exchange control regulations, higher transaction and other costs, and delays in settlement to the extent they are traded on non-U.S. exchanges or markets. Foreign company securities also may be subject to thin trading volumes and reduced liquidity, which may lead to greater price fluctuation. A change in the value of a foreign currency relative to the U.S. dollar will change the value of securities held by a Fund that are denominated in that foreign currency, including the value of any income distributions payable to the Fund as a holder of such securities. These and other factors can materially adversely affect the prices of securities a Fund holds, impair the Fund’s ability to buy or sell securities at their desired price or time, or otherwise adversely affect the Fund’s operations. A Fund may invest in securities of issuers whose economic fortunes are linked to non-U.S. markets, but which principally are traded on a U.S. securities market or exchange and denominated in U.S. dollars. To the extent a Fund invests in this manner, the percentage of the Fund’s assets that is exposed to the risks associated with foreign companies may exceed the percentage of the Fund’s assets that is invested in foreign securities that are principally traded outside of the U.S. A Fund’s investments in emerging market companies generally are subject to heightened risks compared to its investments in developed market companies.

•

Industry/Sector Risk: To the extent a Fund overweights a single market sector or industry relative to its benchmark index, it can accumulate relatively large positions in a single issuer, industry, or sector. As a result, a Fund’s performance may be tied more directly to the success or failure of a relatively smaller or less diversified group of portfolio holdings.

•

High Portfolio Turnover Risk: High portfolio turnover (more than 100%) may result in increased brokerage fees or other transaction costs. These costs are not reflected in either Fund’s annual operating expenses or in the expense examples, but they can reduce each Fund’s investment performance. If a Fund realizes capital gains when it sells investments, it generally must pay those gains to shareholders, resulting in higher taxes to shareholders when Fund shares are held in a taxable account. The Financial Highlights table at the end of each Fund’s prospectus shows such Fund’s portfolio turnover rate during the past fiscal period.

An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Federal Income Tax Considerations

The Reorganization is not intended to result in any income, gain or loss being recognized for U.S. federal income tax purposes by Target Fund or its shareholders and will not take place unless each Fund receives a satisfactory opinion from Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Funds, substantially to the effect that the Reorganization will be a “reorganization” within the meaning of Section 368(a) of the Code.

Shareholders should note that, if necessary, in accordance with Target Fund’s policy of distributing its investment company taxable income and net capital gains for each taxable year in order to qualify for favorable tax treatment as a regulated investment company and avoid federal income and excise tax at the fund level, the Fund will declare and pay a distribution of any such previously undistributed income and gains to its shareholders immediately before the Reorganization. Such distributions will be taxable to Target Fund shareholders. Based on October 31, 2012 data, Target Fund may not have any net capital gains to distribute immediately before the Reorganization, in part because Target Fund currently has a capital loss carryover.

For additional information about the tax consequences of the Reorganization, see “More Information about the Reorganization – Material Federal Income Tax Consequences of the Reorganization” below.

Classes of Shares

Each Fund has the following classes of shares: Class A, Class B, Class C, Class F, Class I, Class R2, and Class R3, each of which invests in the same portfolio, but bears different expenses and receives different levels of dividends. If the Reorganization is completed, Target Fund shareholders will receive the same class of shares in Acquiring Fund as they currently own in Target Fund.

Purchases and Exchanges

Acquiring Fund shares are available through certain authorized dealers at the public offering price, which is the net asset value (“NAV”) plus any applicable sales charge. In accordance with Target Fund’s prospectus, shareholders of Target Fund may exchange their shares for shares of Acquiring Fund or certain other Lord Abbett-sponsored funds at any time before the Reorganization; however, each such exchange will represent a sale of shares for which a shareholder may recognize a taxable gain or loss. In contrast, no gain or loss will be recognized by shareholders of Target Fund upon the exchange of their Target Fund shares for shares of Acquiring Fund received as a result of the Reorganization.

If shareholders do not approve the Reorganization, the Board will consider other strategic alternatives for Target Fund, possibly including its liquidation.

Under normal circumstances, NAV per share for each class of Fund shares is calculated each business day at the close of regular trading on the New York Stock Exchange, normally 4:00 p.m. Eastern Time. Purchases and sales of each Fund’s shares are executed at the NAV next determined after the Fund receives an order in proper form. In calculating NAV, securities for which market quotations are available are valued at those quotations. Securities for which such quotations are not readily available are valued by Lord Abbett at fair value under procedures approved by the Board.

Dividend Policies

The Funds have the same dividend and distribution policies. Each Fund expects to pay dividends from its net investment income at least annually. Each Fund expects to distribute any net capital gains annually as “capital gain distributions.” All distributions, including dividends from net investment income, will be reinvested in Fund shares unless you instruct a Fund to pay them to you in cash. Your election to receive distributions in cash and payable by check will apply only to distributions totaling $10.00 or more. Accordingly, any distribution totaling less than $10.00 will be reinvested in Fund shares and will not be paid to you by check. This policy does not apply to you if you have elected to receive distributions that are directly deposited into your bank account. Retirement and benefit plan accounts may not receive distributions in cash. There are no sales charges on dividend reinvestments.

Redemption Procedures

The Funds’ redemption procedures are the same. Shareholders may redeem shares through their brokers, by telephone, or by mail, as explained in each Fund’s prospectus.

Capitalization

The following table sets forth the capitalization of Target Fund and Acquiring Fund as of October 31, 2012 and the pro forma capitalization of the Combined Fund if the proposed Reorganization had occurred on that date. Non-recurring expenses, including expenses associated with the Reorganization, are reflected in the table. The table should not be relied upon to determine the amount of Acquiring Fund shares that actually will be received and distributed in the Reorganization. The actual exchange ratio will be determined based on the Funds’ relative NAVs and the number of shares of Target Fund outstanding on or about the date on which the Reorganization is completed (the “Closing Date”).

	Target Fund	Acquiring Fund		Pro Forma Adjustments		Pro Forma Combined Fund
Class A Net Assets	$74,524,015	$15,371,864		$(51,885	)(1)	$89,843,994
Class A NAV	$6.02	$15.15				$15.14
Class A Shares Outstanding	12,372,124	1,014,827		(7,452,172	)(2)	5,934,779
Class B Net Assets	$8,121,711	$–	*	$(4,688	)(1)	$8,117,023
Class B NAV	$5.55	$–	*			$15.14
Class B Shares Outstanding	1,464,482	–	*	(928,300	)(2)	536,182
Class C Net Assets	$24,997,217	$1,897,914		$(15,523	)(1)	$26,879,608
Class C NAV	$5.55	$15.02				$15.01
Class C Shares Outstanding	4,507,201	126,388		(2,842,573	)(2)	1,791,016
Class F Net Assets	$3,580,016	$3,797,323		$(4,258	)(1)	$7,373,081
Class F NAV	$6.10	$15.18				$15.17
Class F Shares Outstanding	586,767	250,130		(350,951	)(2)	485,946
Class I Net Assets	$21,807,203	$2,696,952		$(14,143	)(1)	$24,490,012
Class I NAV	$6.17	$15.20				$15.19
Class I Shares Outstanding	3,534,442	177,467		(2,099,465	)(2)	1,612,444
Class R2 Net Assets	$9,400	$10,163		$(11	)(1)	$19,552
Class R2 NAV	$6.13	$15.19				$15.18
Class R2 Shares Outstanding	1,533	669		(914	)(2)	1,288
Class R3 Net Assets	$4,305,620	$11,250		$(2,492	)(1)	$4,314,378
Class R3 NAV	$5.98	$15.16				$15.15
Class R3 Shares Outstanding	719,505	742		(435,525	)(2)	284,722
Total Net Assets	$137,345,182	$23,785,466		$(93,000	)(1)	$161,037,648
Total Shares Outstanding	23,186,054	1,570,223		(14,109,900	)(2)	10,646,377

*	As of October 31, 2012, Acquiring Fund did not offer Class B shares.

(1)	Adjustments due to one-time proxy solicitation cost in connection with the Reorganization and elimination of duplicative expenses achieved by merging the Funds.

(2)	Adjustment reflects additional shares issued in connection with the Reorganization.

Performance

Target Fund

The bar chart and table below provide some indication of the risks of investing in Target Fund by illustrating the variability of the Fund’s returns. Each assumes reinvestment of dividends and distributions. Target Fund’s past performance, before and after taxes, is not necessarily an indication of how Target Fund will perform in the future.

The bar chart shows changes in the performance of Target Fund’s Class A shares from calendar year to calendar year. This chart does not reflect the sales charge applicable to Class A shares. If the sales charge were reflected, returns would be lower. Performance for Target Fund’s other share classes will vary due to the different expenses each class bears. Updated performance information is available at www.lordabbett.com or by calling 888-522-2388.

Bar Chart (per calendar year) — Class A Shares

Best Quarter 1st Q ’12 +17.15%	Worst Quarter 4th Q ’08 -21.70%

The table below shows how Target Fund’s average annual total returns compare to the returns of a securities index. The Fund’s average annual total returns include applicable sales charges.

The after-tax returns of Class A shares included in the table below are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes on distributions and sale of Fund shares may exceed the return before taxes due to a tax benefit resulting from realized losses on a sale of Fund shares at the end of the period that is used to offset other gains. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or Individual Retirement Accounts (“IRAs”). After-tax returns for other share classes are not shown in the table and will vary from those shown for Class A shares.

Average Annual Total Returns (for the periods ended December 31, 2012)

Class	1 Year	5 Years	10 Years	Life of Class	Inception Date for Performance

Class A Shares

Before Taxes	5.68%	-2.36%	4.27%	–

After Taxes on Distributions	5.68%	2.36%	4.27%	–

After Taxes on Distributions and Sale of Fund Shares	3.69%	-1.99%	3.73%	–

Class B Shares	6.02%	-2.27%	4.34%	–

Class C Shares	10.24%	-1.84%	4.22%	–

Class F Shares	12.27%	-0.94%	–	-0.92%	9/28/2007

Class I Shares	12.32%	-0.87%	5.22%	–

Class R2 Shares	12.21%	-0.81%	–	-0.83%	9/28/2007

Class R3 Shares	11.74%	-1.36%	–	-1.32%	9/28/2007

Index

Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	15.26%	3.12%	7.52%	2.82%	9/28/2007

Acquiring Fund

The bar chart and table below provide some indication of the risks of investing in Acquiring Fund by illustrating the variability of the Fund’s returns. Each assumes reinvestment of dividends and distributions. Acquiring Fund’s past performance, before and after taxes, is not necessarily an indication of how Acquiring Fund will perform in the future. No performance is shown for Class B shares because Acquiring Fund has not issued Class B shares to date.

The bar chart shows the performance of Acquiring Fund’s Class A shares for its first full calendar year. This chart does not reflect the sales charge applicable to Class A shares. If the sales charge were reflected, returns would be lower. Performance for Acquiring Fund’s other share classes will vary due to the different expenses each class bears. Updated performance information is available at www.lordabbett.com or by calling 888-522-2388.

Bar Chart (per calendar year) — Class A Shares

Best Quarter 1st Q ’12 +15.41%	Worst Quarter 2nd Q ’12 -5.85%

The table below shows how Acquiring Fund’s average annual total returns compare to the returns of securities indices. The Fund’s average annual total returns include applicable sales charges.

The after-tax returns of Class A shares included in the table below are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes on distributions and sale of Fund shares may exceed the return before taxes due to a tax benefit resulting from realized losses on a sale of Fund shares at the end of the period that is used to offset other gains. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or Individual Retirement Accounts (“IRAs”). After-tax returns for other share classes are not shown in the table and will vary from those shown for Class A shares.

Average Annual Total Returns (for the periods ended December 31, 2012)

Class	1 Year	Life of Class	Inception Date for Performance

Class A Shares			6/30/2011

Before Taxes	3.65%	-3.35%

After Taxes on Distributions	3.54%	-3.42%

After Taxes on Distributions and Sale of Fund Shares	2.37%	-2.88%

Class C Shares	8.35%	-0.08%	6/30/2011

Class F Shares	10.30%	0.79%	6/30/2011

Class I Shares	10.42%	0.88%	6/30/2011

Class R2 Shares	10.46%	0.79%	6/30/2011

Class R3 Shares	10.10%	0.61%	6/30/2011

Index

Russell 3000® Growth Index (reflects no deduction for fees, expenses, or taxes)	15.21%	6.57%	6/30/2011

Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	15.26%	7.02%	6/30/2011

S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	16.00%	7.65%	6/30/2011

The Board unanimously recommends that you vote “FOR” the
approval of this Proposal.

MORE INFORMATION ABOUT THE REORGANIZATION

Description of the Reorganization

On or about the Closing Date, if the conditions discussed below are met, Target Fund will transfer all of its assets to Acquiring Fund in exchange for shares of Acquiring Fund having an aggregate value equal to the aggregate value of the assets, less any liabilities, of Target Fund and the assumption by Acquiring Fund of all the liabilities of Target Fund. Target Fund will distribute as of the Closing Date such shares pro rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of Target Fund. The NAV of such shares, the value of Target Fund’s assets, and the amount of Target Fund’s liabilities will be determined as of the Closing Date in accordance with Acquiring Fund’s valuation procedures, which are the same as those used by Target Fund.

Although Target Fund may sell of some of the securities in its portfolio before the Reorganization and reinvest the proceeds in other securities consistent with its investment objective, the Fund will not sell of assets that, in the aggregate, will result in less than 50% of the historic business assets of the Fund being transferred to Acquiring Fund in the Reorganization. Before the Reorganization, Target Fund expects to pay a final dividend that will have the effect of distributing all of its undistributed investment company income and net realized capital gains to its shareholders.

Each Fund’s obligation to complete the Reorganization is subject to the satisfaction of certain conditions, including: (1) approval of a “majority of the outstanding voting securities,” as defined under the 1940 Act, of Target Fund; and (2) receipt of a favorable opinion of legal counsel as to the federal income tax consequences of the Reorganization as described below under “Material Federal Income Tax Consequences of the Reorganization.” A majority of the outstanding voting securities for these purposes means the lesser of: (1) two-thirds or more of the voting shares of Target Fund represented at a meeting at which more than half of the outstanding voting shares of the Fund are present in person or represented by proxy; or (2) more than half of the outstanding voting shares of Target Fund.

This summary of the Reorganization is not complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plan, a copy of which is attached as Exhibit A.

Material Federal Income Tax Consequences of the Reorganization

The following is a summary of the anticipated material federal income tax consequences of the Reorganization. The discussion is based upon the Code, Treasury regulations, court decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date of this Combined Prospectus/ Proxy Statement and all of which are subject to change and to differing interpretations (possibly with retroactive effect). This summary is limited to U.S. persons who hold shares of Target Fund as capital assets for federal income tax purposes (generally, assets held for investment). This summary does not address all of the federal income tax consequences that may be relevant to a particular person or to persons who may be subject to special treatment under federal income tax laws. You should consult your tax advisor as to the federal income tax consequences to you of the Reorganization, as well as the effects of state, local, and foreign tax laws.

The Reorganization is intended to qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the Reorganization does so qualify:

•

No gain or loss will be recognized by Target Fund upon (1) the transfer of all of its assets to Acquiring Fund as described in this Combined Prospectus/Proxy Statement or (2) the distribution by Target Fund of Acquiring Fund shares to Target Fund’s shareholders;

•	No gain or loss will be recognized by Acquiring Fund upon the receipt of Target Fund’s assets solely in exchange for the issuance of Acquiring

Fund shares to Target Fund and the assumption of Target Fund’s liabilities by Acquiring Fund;

•	The basis of the assets of Target Fund acquired by Acquiring Fund will be the same as the basis of those assets in the hands of Target Fund immediately before the transfer;

•	The tax holding period of the assets of Target Fund in the hands of Acquiring Fund will include Target Fund’s tax holding period for those assets;

•	Shareholders will not recognize any gain or loss upon the exchange of shares of Target Fund solely for Acquiring Fund shares as part of the Reorganization;

•	The basis of Acquiring Fund shares received by shareholders in the Reorganization will be the same as the basis of their shares of Target Fund surrendered in the exchange; and

•

The tax holding period of Acquiring Fund shares that shareholders receive will include the tax holding period of Target Fund shares surrendered in the exchange, provided that shareholders held Target Fund shares as capital assets on the date of the exchange.

As a condition to the closing of the Reorganization, the Funds must receive a tax opinion from Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Funds, substantially to the effect that the Reorganization will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel will rely upon, among other things, reasonable assumptions as well as representations of Acquiring Fund and Target Fund. No tax ruling has been requested from the IRS in connection with the Reorganization. The tax opinion is not binding on the IRS or a court, and does not preclude the IRS from asserting or adopting a contrary position.

Shareholders should note that, if necessary, in accordance with Target Fund’s policy of distributing its investment company taxable income and net capital gains for each taxable year in order to qualify for favorable tax treatment as a regulated investment company and avoid federal income and excise tax at the fund level, Target Fund will declare and pay a distribution of any such previously undistributed income and gains to its shareholders immediately before the Reorganization. Such distribution will be taxable to Target Fund shareholders. Based on October 31, 2012 data, Target Fund may not have any net capital gains to distribute immediately before the Reorganization due to capital loss carryovers.

As described below under “Expenses of the Reorganization,” Lord Abbett’s reimbursement of either Fund’s Reorganization expenses may generate taxable income to such Fund. However, each Fund expects that any such taxable income will be offset by such Fund’s current year operating losses and will not result in any increase in taxable income to the Fund’s shareholders. Shareholders of Target

Fund may redeem their shares at any time before the closing of the Reorganization. Generally, these are taxable transactions. Shareholders should consult with their own tax advisors regarding the tax implications of potential transactions.

Expenses of the Reorganization

The Funds will share equally the costs associated with the Reorganization, including the cost of hiring a proxy solicitation firm to request and record shareholders’ votes, the cost of filing, printing and mailing this Combined Prospectus/Proxy Statement, accounting fees, and legal fees. Lord Abbett estimates that these costs will total approximately $175,000. Each Fund will bear any portfolio transaction costs it incurs related to the Reorganization. Therefore, Target Fund will pay transaction costs associated with selling some of its holdings in preparation for the Reorganization and Acquiring Fund will pay transaction costs associated with selling some of the holdings it acquires in the Reorganization, if any.

Lord Abbett will indirectly bear the costs of the Reorganization on behalf of each Fund because of the fee waiver and expense reimbursement agreement Lord Abbett has with each Fund. Lord Abbett’s reimbursement of Reorganization expenses to each Fund may result in taxable income to such Fund. However, each Fund expects that any such taxable income will be offset by such Fund’s current year operating losses and therefore will not result in any increase in taxable income to such Fund’s shareholders.

Shareholder Rights

The rights of shareholders of Target Fund will not materially change as a result of the Reorganization because Target Fund and Acquiring Fund both are structured as Delaware statutory trusts, are governed by the same Board under similar charters and identical by-laws, and are subject to the same legal and regulatory standards.

INFORMATION ABOUT THE FUNDS

For more information about the Funds, including their investment characteristics, fees and expenses, performance, portfolio managers, taxes, financial intermediary compensation, investment adviser, and policies, please see each Fund’s prospectus. Additional information about the Funds is available in each Fund’s statement of additional information and annual report.

ADDITIONAL INFORMATION

Solicitation Method

This Combined Prospectus/Proxy Statement is being furnished to Target Fund shareholders in connection with the solicitation of proxies on behalf of the Board for the Meeting. It is expected that the solicitation of proxies will be primarily by mail. Additional solicitations may be made by telephone, email, or personal contact by officers or employees of Lord Abbett and its affiliates. Broadridge Financial Solutions, Inc., a proxy solicitation firm, has been retained to contact shareholders to obtain their votes for the Meeting. Target Fund also may request brokerage houses, custodians, nominees, and fiduciaries who are shareholders of record to forward proxy material to the beneficial owners of the Fund’s shares.

Authorizations for another person to execute proxies may be obtained by telephonic or electronically transmitted instructions in accordance with procedures designed to authenticate the shareholder’s identity. In all cases where a telephonic proxy is solicited, the shareholder will be asked to verify his or her identity, and to confirm that the shareholder has received the Combined Prospectus/Proxy Statement and proxy card in the mail. Except for votes cast by automated telephonic voting, within 72 hours of receiving a shareholder’s telephonic voting instructions, a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder’s instructions and to provide a telephone number to call immediately if the shareholder’s instructions are not correctly reflected in the confirmation. In the case of voting instructions electronically transmitted by the Internet, a confirmation will be sent only if specifically requested by the shareholder.

Shareholders requiring further information as to telephonic or electronically transmitted voting instructions or the proxy generally should call 877-777-5613.

Voting Information

Only shareholders of Target Fund as of the Record Date may vote on the Reorganization. The presence in person or by proxy of the holders of one-third of the outstanding shares of Target Fund entitled to vote is required to constitute a quorum of the Meeting.

Approval of the proposed Reorganization will require the affirmative vote of a “majority of the outstanding voting securities” of Target Fund, as defined in the 1940 Act. The 1940 Act defines such vote as the lesser of (1) two-thirds or more of the total number of shares of all classes of Target Fund present or represented by proxy at the Meeting if the holders of more than half of the outstanding shares of the Fund are present or represented by proxy at the Meeting; or (2) more than half of the total number of the outstanding shares of all classes of Target Fund. The Reorganization will be approved only if a sufficient number of votes are cast “FOR” the proposal.

Shareholders are entitled to one vote for each full share, and a proportionate vote for each fractional share, of Target Fund held as of the Record Date. Under Delaware law, shares owned by two or more persons (whether as joint tenants, co-fiduciaries, or otherwise) will be voted as follows, unless a written instrument or court order providing to the contrary has been filed with the Secretary of Target Fund: (1) if only one votes, that vote binds all; (2) if more than one votes, the vote of the majority binds all; and (3) if more than one votes and the vote is evenly divided, the vote will be cast proportionately.

For purposes of determining the presence of a quorum and for determining whether sufficient votes have been received for approval of the proposal, abstentions and broker “non-votes” (that is, proxies from brokers or nominees indicating that they have not received voting instructions from the beneficial owner on a particular proposal for which the brokers or nominees do not have discretion to vote) will be treated as shares that are present at the Meeting but which have not been voted. For this reason, abstentions and broker non-votes will assist Target Fund in obtaining a quorum, but both have the practical effect of a “no” vote for purposes of obtaining the requisite vote for approval of the proposal.

If the enclosed proxy card is properly executed and returned in time to be voted at the Meeting, or if the shareholder votes via the Internet or by telephone before the Meeting, the named proxies will vote the shares represented by the proxy in accordance with the shareholder’s instructions. Unless revoked in the manner described below, all valid proxies will be voted in accordance with the specifications on them.

Adjournment of the Meeting

If Target Fund does not receive sufficient votes to approve the Reorganization before the Meeting, the Meeting may be adjourned to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, and the nature of any further solicitation and any information to be provided to shareholders for such solicitation. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy (whether or not sufficient to constitute a quorum) and entitled to vote at the Meeting. The persons named as proxies will vote on an adjournment after considering the best interests of all Target Fund shareholders.

Revocation of Proxies

Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to Target Fund a written notice of revocation or subsequently executed proxy, or by attending the Meeting and voting in person.

Voting Shares and Principal Shareholders of Target Fund

The table below sets forth the number of shares of Target Fund issued and outstanding at the close of business on the Record Date.

Class	Number of Shares Outstanding
Class A	11,969,347.307
Class B	1,372,864.441
Class C	4,355,485.253
Class F	590,872.051
Class I	3,524,720.418
Class R2	1,534.902
Class R3	763,679.474

As of the Record Date, Target Fund’s officers and Trustees, as a group, owned approximately 14.17% of Class A shares and less than 1% of each of the other classes of the Fund’s outstanding shares.

To the knowledge of the Board, as of the Record Date, other than as set forth below, no shareholder or group (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) owns beneficially or of record more than 5% of the outstanding shares of Target Fund:

Name and Address	Class	Percent of Class of Target Fund	Estimated Percent of Class of Acquiring Fund Post Merger
Edward Jones & Co.	A	22.36%	21.90%
201 Progress Parkway	B	6.79%	6.79%
Maryland Hts, MO 63043-3009
Christina Seix Dow c/o Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, NJ 07302	A	7.01%	5.86%
MLPF&S For The Sole Benefit	C	5.15%	4.78%
Of Its Customers	F	28.87%	14.26%
4800 Deer Lake Dr E Fl 3	I	18.91%	29.34%
Jacksonville, FL 32246-6484
Morgan Stanley Smith Barney	C	10.76%	9.99%
Harborside Financial Center	F	7.39%	3.65%
Plaza II – 3rd Floor Jersey City, NJ 07311
NFS LLC FEBO NFS/FMTC IRA FBO Jeffrey Allen Honroth 16972 S Meadows Circle Strongsville, OH 44136-6251	F	5.48%	2.71%
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0002	F	5.61%	19.39%

Name and Address	Class	Percent of Class of Target Fund	Estimated Percent of Class of Acquiring Fund Post Merger
Raymond James Omnibus for Mutual Funds 880 Carillon Parkway St. Petersburg, FL 33716	F	15.24%	32.72%
Wells Fargo 2801 Market Street St. Louis, MO 63103-2523	F	23.93%	11.82%
Lord Abbett Diversified Equity Strategy Fund 90 Hudson Street Jersey City, NJ 07302-3900	I	81.13%	70.65%
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, NJ 07302-3900	R2	99.77%	99.70%

As of the Record Date, Acquiring Fund’s officers and Trustees, as a group, owned approximately 8.62% of Class A shares, 19.45% of Class I shares, and less than 1% of each of the other classes of the Fund’s outstanding shares.

To the knowledge of the Board, as of the Record Date, other than as set forth below, no shareholder or group (as that term is used in Section 13(d) of the 1934 Act) owns beneficially or of record more than 5% of the outstanding shares of Acquiring Fund.

Name and Address	Class	Percent of Class of Acquiring Fund	Estimated Percent of Class of Acquiring Fund Post Merger
Edward Jones & Co.	A	19.54%	21.90%
201 Progress Parkway	C	5.10%	0.36%
Maryland Hts, MO 63043-3009
Pershing LLC	A	17.56%	2.90%
1 Pershing Plaza	C	13.62%	0.97%
Jersey City, NJ 07399-0002	F	32.85%	19.39%
Raymond James	A	20.34%	3.36%
Omnibus for Mutual Funds	C	28.97%	2.07%
880 Carillon Parkway	F	49.78%	32.72%
St. Petersburg, FL 33716
National Financial Services LLC 200 Liberty Street, 1 WFC New York, NY 10281-1003	C	13.80%	0.98%
RBC Capital Markets LLC Mutual Fund Omnibus Processing 510 Marquette Avenue S Minneapolis, MN 55402-1110	C	5.19%	0.37%

Name and Address	Class	Percent of Class of Acquiring Fund	Estimated Percent of Class of Acquiring Fund Post Merger
UBS Financial Services Inc. FBO UBS WM USA Omni A/C M/F 499 Washington Blvd. Floor 9 Jersey City, NJ 07310-2055	C	9.44%	0.67%
LPL Financial Omnibus Customer Account 9785 Towne Centre Drive San Diego, CA 92121-1968	F	6.72%	3.40%
MLPF&S For The Sole Benefit Of Its Customers 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	I	99.62%	29.34%
Lord, Abbett & Co. LLC	R2	99.63%	99.70%
90 Hudson Street	R3	86.51%	0.22%
Jersey City, NJ 07302-3900
State Street Bank & Trust Company Sterling Rock Falls Day Care Inc. Christine M. Arnold PO Box 66 Sterling, IL 61081-066	R3	8.29%	0.02%

Shareholder Rights

Shareholders of Target Fund are not entitled to any rights of share appraisal under Target Fund’s Declaration of Trust or By-laws, or under the laws of the State of Delaware in connection with the Reorganization. Target Fund shareholders have the right to redeem their shares at NAV (minus any applicable sales charges) at any time until the Closing Date. Thereafter, shareholders may redeem shares of Acquiring Fund acquired by them in the Reorganization at the NAV of such shares (minus any applicable sales charges).

Acquiring Fund and Target Fund are subject to the information requirements of the 1940 Act, and accordingly file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information filed by the Funds can be inspected and copied at prescribed rates at the public reference facilities of the SEC at 100 F Street, NE, Washington, DC. Copies of such material also can be obtained from the SEC’s website at www.sec.gov or by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, DC 20549, at prescribed rates.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
ABOUT THE FUNDS

Please see each Fund’s prospectus, statement of additional information, and annual report for the Funds’ financial statements and additional information about the Funds.

EXHIBIT A

FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of the [22nd] day of March, 2013, by and between the Lord Abbett Securities Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, Lord Abbett Growth Leaders Fund (the “Acquiring Fund”), with its principal place of business at 90 Hudson Street, Jersey City, NJ 07302-3973, and the Lord Abbett Stock Appreciation Fund (the “Acquired Fund”), with its principal place of business at 90 Hudson Street, Jersey City, NJ 07302-3973. The Acquiring Fund and the Acquired Fund are sometimes referred to collectively herein as the “Funds” and individually as a “Fund.”

This Agreement is intended to be and is adopted as a plan of a “reorganization” as defined in Section 368(a)(1)(D) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations thereunder. The reorganization (the “Reorganization”) will consist of (1) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund solely in exchange for (A) the issuance of Class A, Class B, Class C, Class F, Class I, Class R2 and Class R3 shares of beneficial interest of the Acquiring Fund (collectively, the “Acquiring Fund Shares” and each, an “Acquiring Fund Share”) to the Acquired Fund, and (B) the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund on the closing date of the Reorganization (the “Closing Date”) except for (a) obligations of Acquired Fund arising under this Agreement and (b) any and all expenses of Acquired Fund that will be reimbursed by Lord, Abbett & Co. LLC (the “Adviser”) pursuant to its fee waiver and/or expense reimbursement agreement with Acquired Fund after the Closing Date of the Reorganization (collectively, the “Assumed Liabilities”), and (2) the distribution by the Acquired Fund, on or promptly after the Closing Date as provided herein, of the corresponding class of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation and dissolution of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

WHEREAS, the Trust and the Acquired Fund are each registered investment companies classified as management companies of the open-end type;

WHEREAS, the Acquiring Fund is authorized to issue shares of beneficial interest;

WHEREAS, the Board of Trustees of the Trust and the Board of Trustees of the Acquired Fund separately have determined that the Reorganization is in the best interests of the Acquiring Fund shareholders and the Acquired Fund shareholders, respectively, and is not dilutive of the interests of those shareholders; and

NOW, THEREFORE, in consideration of the premises of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.  TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF THE ASSUMED LIABILITIES; LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund will transfer all of its assets as set forth in Paragraph 1.2 (the “Acquired Assets”) to the Acquiring Fund free and clear of all liens and encumbrances (other than those arising under the Securities Act of 1933, as amended (the “Securities Act”), liens for taxes not yet due and contractual restrictions on the transfer of the Acquired Assets) and the Acquiring Fund agrees in exchange therefor: (i) to issue to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, of each class with an aggregate net asset value (“NAV”) equal to the NAV of the Acquired Fund attributable to the corresponding class of the Acquired Fund’s shares, as determined in the manner set forth in Paragraphs 2.1 and 2.2; and (ii) to assume the Assumed Liabilities. Such transactions shall take place at the Closing (as defined in Paragraph 3.1 below).

1.2.

(a) The Acquired Assets shall consist of all of the Acquired Fund’s property, including, without limitation, all portfolio securities and instruments, dividends and interest receivables, cash, goodwill, contractual rights and choses in action of the Acquired Fund, all other intangible property owned by the Acquired Fund, originals or copies of all books and records of the Acquired Fund, and all other assets of the Acquired Fund on the Closing Date. The Acquiring Fund shall also be entitled to receive copies of all records that the Acquired Fund is required to maintain under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules of the Securities and Exchange Commission (the “Commission”) thereunder to the extent such records pertain to the Acquired Fund.

(b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund’s securities and other assets as of the date of execution of this Agreement, and the Acquiring Fund has provided the Acquired Fund with a copy of the current fundamental investment policies and restrictions and fair value procedures applicable to the Acquiring Fund. The Acquired Fund reserves the right to sell any of such securities or other assets before the Closing Date (except to the extent sales may be limited by representations of the Acquired Fund contained herein and made in connection with the issuance of the tax opinion provided for in Paragraph 8.5 hereof) and agrees not to acquire any portfolio security that is not an eligible investment for, or that would violate an investment policy or restriction of, the Acquiring Fund.

1.3. The Acquired Fund will endeavor to discharge all of its known liabilities and obligations that are or will become due before the Closing.

1.4. On or as soon after the Closing Date as is conveniently practicable (the “Liquidation Date”), the Acquired Fund shall be liquidated and the Acquired Fund shall distribute pro rata to its shareholders of record, determined as of the close of regular trading on the New York Stock Exchange on the Closing Date (the “Acquired Fund Shareholders”), the Acquiring Fund Shares received by the Acquired Fund pursuant to Paragraph 1.1 hereof. Each Acquired Fund Shareholder shall receive the number of Acquiring Fund Shares of the class corresponding to the class of shares of beneficial interest in the Acquired Fund (the “Acquired Fund Shares”) held by such Acquired Fund Shareholder that have an aggregate NAV equal to the aggregate NAV of the Acquired Fund Shares held of record by such Acquired Fund Shareholder on the Closing Date. Such liquidation and distribution will be accomplished by the Trust instructing the Acquired Fund to transfer the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund established and maintained by the Acquiring Fund’s transfer agent in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due the Acquired Fund Shareholders. The Trust shall promptly provide the Acquired Fund with evidence of such liquidation and distribution. All issued and outstanding Acquired Fund Shares will simultaneously be cancelled on the books of the Acquired Fund, and the Acquired Fund will be dissolved. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund’s transfer agent. Any certificates representing ownership of Acquired Fund Shares that remain outstanding on the Closing Date shall be deemed to be cancelled and shall no longer evidence ownership of Acquired Fund Shares.

1.6. Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7. Any reporting responsibility of the Acquired Fund for taxable periods ending on or before the Closing Date, including, but not limited to, the responsibility for filing of regulatory reports, Tax Returns (as defined in Paragraph 4.1), or other documents with the Commission, any state securities commissions, and any federal, state, or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.  VALUATION

2.1. The NAV of the Acquiring Fund Shares and the NAV of the Acquired Fund shall, in each case, be determined as of the close of regular trading on the

New York Stock Exchange (generally, 4:00 p.m., Eastern time) on the Closing Date (the “Valuation Time”). The Adviser shall compute the NAV per Acquiring Fund Share in the manner set forth in the Trust’s Agreement and Declaration of Trust (the “Trust’s Declaration of Trust”), or By-Laws, and the Acquiring Fund’s then-current prospectus and statement of additional information. The Adviser shall compute the NAV per share of the Acquired Fund in the manner set forth in the Acquired Fund’s Agreement and Declaration of Trust (the “Acquired Fund’s Declaration of Trust”) or By-Laws, and the Acquired Fund’s then-current prospectus and statement of additional information. The Adviser shall confirm to the Acquiring Fund the NAV of the Acquired Fund.

2.2. The number of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Assets and the assumption of the Assumed Liabilities shall be determined by the Adviser by dividing the NAV of the applicable Acquired Fund, as determined in accordance with Paragraph 2.1, by the NAV of each Acquiring Fund Share, as determined in accordance with Paragraph 2.1.

2.3. The Acquiring Fund and the Acquired Fund shall cause the Adviser to deliver a copy of its valuation report to the other party at Closing (as defined in Paragraph 3.1). All computations of value shall be made by the Adviser in accordance with its regular practice as pricing agent for the Acquiring Fund and the Acquired Fund.

3.  CLOSING AND CLOSING DATE

3.1. The Closing Date shall be __________, 2013, or such later date as the parties may agree to in writing. All acts necessary to consummate the Reorganization (the “Closing”) shall be deemed to take place simultaneously as of 5:00 p.m. (Eastern time) on the Closing Date unless otherwise provided. The Closing shall be held at the principal offices of the Acquiring Fund, 90 Hudson Street, Jersey City, NJ 07302-3973, or at such other place as the parties may agree.

3.2. Portfolio securities that are held other than in book-entry form in the name of State Street Bank and Trust Company (the “Acquired Fund Custodian”) as record holder for the Acquired Fund shall be presented by the Acquired Fund to State Street Bank and Trust Company (the “Acquiring Fund Custodian”) for examination no later than three business days preceding the Closing Date. Such portfolio securities shall be delivered by the Acquired Fund to the Acquiring Fund Custodian for the account of the Acquiring Fund on the Closing Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Acquired Fund Custodian in book-entry form on behalf of the Acquired Fund shall be delivered by the Acquired Fund Custodian through the Depository Trust Company to the Acquiring Fund Custodian and by the Acquiring Fund Custodian

recording the beneficial ownership thereof by the Acquiring Fund on the Acquiring Fund Custodian’s records. Any cash shall be delivered by the Acquired Fund Custodian transmitting immediately available funds by wire transfer to the Acquiring Fund Custodian the cash balances maintained by the Acquired Fund Custodian and the Acquiring Fund Custodian crediting such amount to the account of the Acquiring Fund.

3.3. The Acquiring Fund Custodian shall deliver within one business day after the Closing a certificate of an authorized officer stating that: (a) the Acquired Assets have been delivered in proper form to the Acquiring Fund on the Closing Date, and (b) all necessary transfer taxes including all applicable federal and state stock transfer stamps, if any, have been paid, or provision for payment has been made in conjunction with the delivery of portfolio securities as part of the Acquired Assets.

3.4. If on the Closing Date (a) the New York Stock Exchange is closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on such exchange or elsewhere is disrupted so that accurate appraisal of the NAV of the Acquiring Fund Shares or the Acquired Fund pursuant to Paragraph 2.1 is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

3.5. The Acquired Fund shall deliver, or cause its transfer agent to deliver, at the Closing a list of the names, addresses, federal taxpayer identification numbers and backup withholding and nonresident alien withholding status and certificates of the Acquired Fund Shareholders and the number and percentage ownership of outstanding Acquired Fund Shares owned by each Acquired Fund Shareholder as of the Valuation Time, certified by the President or a Secretary of the Acquired Fund and its Treasurer, Secretary or other authorized officer (the “Shareholder List”) as being an accurate record of the information (a) provided by the Acquired Fund Shareholders, (b) provided by the Acquired Fund Custodian, or (c) derived from the Acquired Fund’s records by such officers or one of the Acquired Fund’s service providers. The Acquiring Fund shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund’s account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts, or other documents as such other party or its counsel may reasonably request.

4.  REPRESENTATIONS AND WARRANTIES

4.1. Except as set forth on a disclosure schedule previously provided by the Acquired Fund to the Acquiring Fund, the Acquired Fund, represents, warrants, and covenants to the Acquiring Fund, which representations, warranties, and covenants will be true and correct on the date hereof and on the Closing Date as though made on and as of the Closing Date, as follows:

(a) The Acquired Fund is a statutory trust validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and, subject to approval by the Acquired Fund’s shareholders, to perform its obligations under this Agreement. The Acquired Fund is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Acquired Fund has all necessary federal, state, and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

(b) The Acquired Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the Investment Company Act is in full force and effect;

(c) The Acquired Fund is not in violation of, and the execution and delivery of this Agreement and the performance of its obligations under this Agreement will not result in a violation of, any provision of the Acquired Fund’s Declaration of Trust or By-Laws or any material agreement, indenture, instrument, contract, lease, or other undertaking with respect to which the Acquired Fund is a party or by which the Acquired Fund or any of its assets are bound;

(d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of the Acquired Fund’s properties or assets and the Acquired Fund knows of no facts that might form the basis for the institution of such proceedings. The Acquired Fund is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially adversely affects the Acquired Fund’s business or its ability to consummate the transactions contemplated herein or would be binding upon the Acquiring Fund as the successor to the Acquired Fund;

(e) The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase and sale of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) that will not be terminated at or before the Closing Date and no such termination will result in liability to the Acquired Fund (or the Acquiring Fund);

(f) The statement of assets and liabilities of the Acquired Fund, and the related statements of operations and changes in net assets, as of and for the fiscal year ended July 31, 2012 have been audited by an independent registered public accounting firm retained by the Acquired Fund, and are in accordance with generally accepted accounting principles (“GAAP”) consistently applied and fairly reflect, in all material respects, the financial condition of the Acquired Fund as of such date and the results of its operations for the period then ended, and all known liabilities, whether actual or contingent, of the Acquired Fund as of the date thereof are disclosed therein. The Statement of Assets and Liabilities will be in accordance with GAAP consistently applied and will fairly reflect, in all material respects, the financial condition of the Acquired Fund as of such date and the results of its operations for the period then ended. Except for the Assumed Liabilities and any expenses of Acquired Fund that will be reimbursed by the Adviser to Acquired Fund pursuant to its fee waiver and/or expense reimbursement agreement with Acquired Fund after the Closing Date, the Acquired Fund will not have any known or contingent liabilities on the Closing Date. No significant deficiency, material weakness, fraud, significant change, or other factor that could significantly affect the internal controls of the Acquired Fund has been disclosed or is required to be disclosed in the Acquired Fund’s reports on Form N-CSR to enable the chief executive officer and chief financial officer or other officers of the Acquired Fund to make the certifications required by the Sarbanes-Oxley Act, and no deficiency, weakness, fraud, change, event or other factor exists that will be required to be disclosed in the Acquiring Fund’s Form N-CSR after the Closing Date;

(g) Since the most recent fiscal year end, except as specifically disclosed in the Acquired Fund’s prospectus, its statement of additional information as in effect on the date of this Agreement, or its annual report for the fiscal year ended July 31, 2012, there has not been any material adverse change in the Acquired Fund’s financial condition, assets, liabilities, business, or prospects, or any incurrence by the Acquired Fund of indebtedness, except for normal contractual obligations incurred in the ordinary course of business, or in connection with the settlement of purchases and sales of portfolio securities. For the purposes of this subparagraph (g) (but not for any other purpose of this Agreement), a decline in NAV per Acquired Fund Share arising out of its normal investment operations or a decline in market values of securities in the Acquired Fund’s portfolio or a decline in net assets of the Acquired Fund as a result of redemptions shall not constitute a material adverse change;

(h) (1) For each taxable year of its operation since its inception, the Acquired Fund has satisfied, and for the current taxable year it will satisfy, the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company. The Acquired Fund will qualify as such as of the Closing Date and will satisfy the diversification requirements of Section 851(b)(3) of the Code without regard to the last sentence of Section 851(d) of the Code. The Acquired Fund has not taken any action, caused any action to be taken or caused any action to fail to be taken which action or failure could cause the Acquired Fund to fail to qualify as a regulated investment company under the Code;

(2) Within the times and in the manner prescribed by law, the Acquired Fund has properly filed on a timely basis all Tax Returns (as defined below) that it was required to file, and all such Tax Returns were complete and accurate in all material respects. The Acquired Fund has not been informed by any jurisdiction that the jurisdiction believes that the Acquired Fund was required to file any Tax Return that was not filed; and the Acquired Fund does not know of any basis upon which a jurisdiction could assert such a position;

(3) The Acquired Fund has timely paid, in the manner prescribed by law, all Taxes (as defined below) that were due and payable or that were claimed to be due;

(4) All Tax Returns filed by the Acquired Fund constitute complete and accurate reports of the respective Tax liabilities and all attributes of the Acquired Fund or, in the case of information returns and payee statements, the amounts required to be reported, and accurately set forth all items required to be included or reflected in such returns;

(5) The Acquired Fund has not waived or extended any applicable statute of limitations relating to the assessment or collection of Taxes;

(6) The Acquired Fund has not been notified that any examinations of the Tax Returns of the Acquired Fund are currently in progress or threatened, and no deficiencies have been asserted or assessed against the Acquired Fund as a result of any audit by the Internal Revenue Service or any state, local, or foreign taxing authority, and, to its knowledge, no such deficiency has been proposed or threatened;

(7) The Acquired Fund has no actual or potential liability for any Tax obligation of any taxpayer other than itself. The Acquired Fund is not and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Acquired Fund is not a party to any Tax allocation, sharing, or indemnification agreement;

(8) The unpaid Taxes of the Acquired Fund for tax periods through the Closing Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Statement of Assets and Liabilities, as defined in Paragraph 5.7, rather than in any notes thereto (the “Tax Reserves”). All Taxes that the Acquired Fund is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the proper governmental agency;

(9) The Acquired Fund has delivered to the Acquiring Fund or made available to the Acquiring Fund complete and accurate copies of all Tax Returns of the Acquired Fund, together with all related examination reports and statements of deficiency for all periods not closed under the applicable statutes of limitations and complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents submitted by, received by or agreed to by or on behalf of the Acquired Fund. The Acquired Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code;

(10) The Acquired Fund has not undergone, has not agreed to undergo, and is not required to undergo (nor will it be required as a result of the transactions contemplated in this Agreement to undergo) a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code. The Acquired Fund will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or before the Closing Date; (iii) installment sale or open transaction disposition made on or before the Closing Date; or (iv) prepaid amount received on or before the Closing Date;

(11) The Acquired Fund will not have taken or agreed to take any action, and will not be aware of any agreement, plan, or other circumstance, that is inconsistent with the representations set forth in the Acquired Fund tax representation certificate to be delivered pursuant to Paragraph 7.4 (the “Acquired Fund Tax Representation Certificate”);

(12) There are (and as of immediately following the Closing there will be) no liens on the assets of the Acquired Fund relating to or attributable to Taxes, except for Taxes not yet due and payable;

(13) The Tax bases of the assets of the Acquired Fund are accurately reflected on the Acquired Fund’s Tax books and records; and

(14) For purposes of this Agreement, “Taxes” or “Tax” shall mean all taxes, charges, fees, levies or other similar assessments, or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business, organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise, and other taxes imposed by the United States of America or any state, local, or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments, or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof; and “Tax Returns” shall mean all reports, returns, declarations, statements, or other information required to be supplied to a governmental or regulatory authority or agency, or to any other person, in connection with Taxes and any associated schedules or work papers produced in connection with such items.

(i) All issued and outstanding Acquired Fund Shares are, and at the Closing Date will be, legally issued and outstanding, fully paid and nonassessable by the Acquired Fund. All of the issued and outstanding Acquired Fund Shares will, at the time of Closing, be held of record by the persons and in the amounts set forth in the Shareholder List submitted to the Acquiring Fund pursuant to Paragraph 3.5 hereof. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquired Fund Shares, nor is there outstanding any security convertible into any Acquired Fund Shares;

(j) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Assets, and full right, power, and authority to sell, assign, transfer, and deliver the Acquired Assets to the Acquiring Fund, and, upon delivery and payment for the Acquired Assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, except such restrictions as might arise under the Securities Act;

(k) The Acquired Fund has the power and authority to enter into and perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquired Fund’s Board of Trustees, and, subject to the approval of the Acquired Fund’s shareholders, assuming due authorization, execution, and delivery by the Acquiring Fund, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles;

(l) The information to be furnished by the Acquired Fund to the Acquiring Fund for use in applications for orders, registration statements,

proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby and any information necessary to compute the total return of the Acquired Fund shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

(m) The information included in the proxy statement (the “Proxy Statement”) forming part of the Acquiring Fund’s Registration Statement on Form N-14 filed in connection with this Agreement (the “Registration Statement”) that has been furnished in writing by the Acquired Fund to the Acquiring Fund for inclusion in the Registration Statement, on the effective date of that Registration Statement and on the Closing Date, will conform in all material respects to the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(n) Upon the effectiveness of the Registration Statement, no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement;

(o) All of the issued and outstanding Acquired Fund Shares have been offered for sale and sold in compliance in all material respects with all applicable federal and state securities laws, except as may have been previously disclosed in writing to the Acquiring Fund;

(p) The prospectuses and statements of additional information of the Acquired Fund and any amendments or supplements thereto, furnished to the Acquiring Fund, did not as of their dates or the dates of their distribution to the public contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which such statements were made, not materially misleading;

(q) The Acquired Fund currently complies in all material respects with, and since its organization has complied in all material respects with, the requirements of, and the rules and regulations under, the Investment Company Act, the Securities Act, the Exchange Act, state “Blue Sky” laws, and all other applicable federal and state laws or regulations. The Acquired Fund currently complies in all material respects with, and since its organization has complied in all material respects with, all investment objectives, policies, guidelines, and restrictions and any compliance procedures established by the Acquired Fund. All advertising and sales material used by the Acquired Fund complies in all material respects with and has complied in all material respects with the applicable requirements of the Securities Act, the Investment Company Act, the rules and regulations of the Commission, the rules regarding Duties and Conflicts and Supervision and Responsibilities Relating to Associated Persons of the Financial Industry Regulatory Authority (“FINRA”), and Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”), state law, and any rules and regulations of any state regulatory authority. All registration statements, prospectuses, reports, proxy materials, or other filings required to be made or filed with the Commission, FINRA or any state securities authorities by the Acquired Fund have been duly filed and have been approved or declared effective, if such approval or declaration of effectiveness is required by law. Such registration statements, prospectuses, reports, proxy materials, and other filings under the Securities Act, the Exchange Act and the Investment Company Act (i) are or were in compliance in all material respects with the requirements of all applicable statutes and the rules and regulations thereunder and (ii) do not or did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not false or misleading;

(r) Neither the Acquired Fund nor, to the knowledge of the Acquired Fund, any “affiliated person” of the Acquired Fund have been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor, to the knowledge of the Acquired Fund, has any affiliated person of the Acquired Fund been the subject, or presently is the subject, of any proceeding or investigation with respect to any disqualification that would be a basis for denial, suspension, or revocation of registration as an investment adviser under Section 203(e) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), or of a broker- dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer, or director of an investment company under Section 9 of the Investment Company Act;

(s) The Acquired Fund Tax Representation Certificate to be delivered by the Acquired Fund to the Trust and Wilmer Cutler Pickering Hale and Dorr LLP at the Closing pursuant to Paragraph 7.4 will not on the Closing Date contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading;

(t) The Acquired Fund will review its assets and prior to the Closing Date dispose of any portfolio holdings that are not compatible with the Acquiring Fund’s investment objective and policies; and

(u) The Acquired Fund’s execution, delivery and performance of this Agreement, and the transactions contemplated herein, have been duly authorized by the Acquired Fund’s Board of Trustees.

4.2. Except as set forth on a disclosure schedule previously provided by the Acquiring Fund to the Acquired Fund, the Trust, on behalf of the Acquiring Fund, represents, warrants, and covenants to the Acquired Fund, which representations, warranties, and covenants will be true and correct on the date hereof and on the Closing Date as though made on and as of the Closing Date, as follows:

(a) The Acquiring Fund is a series of the Trust. The Trust is a statutory trust, validly existing and in good standing under the laws of the State of Delaware. The Trust has the power to own all of its properties and assets and to perform the obligations under this Agreement. The Acquiring Fund is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. Each of the Trust and the Acquiring Fund has all necessary federal, state, and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

(b) The Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the Investment Company Act is in full force and effect;

(c) The current prospectus and statement of additional information of the Acquiring Fund and each prospectus and statement of additional information for the Acquiring Fund used during the three years previous to the date of this Agreement, and any amendment or supplement to any of the foregoing, conform or conformed at the time of their distribution to the public in all material respects to the applicable requirements of the Securities Act and the Investment Company Act and the rules and regulations of the Commission thereunder and do not or did not at the time of their distribution to the public include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(d) The Acquiring Fund’s registration statement on Form N-1A that will be in effect on the Closing Date, and the prospectus and statement of additional information of the Acquiring Fund included therein, will conform in all material respects with the applicable requirements of the Securities Act and the Investment Company Act and the rules and regulations of the Commission thereunder, and did not as of the effective date thereof and will not as of the Closing Date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(e) The Registration Statement, the Proxy Statement, and statement of additional information with respect to the Acquiring Fund, and any amendments or supplements thereto in effect on or before the Closing Date included in the Registration Statement (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund’s warranty in Paragraph 4.1(m) hereof) will conform in all material respects to the applicable requirements of the Securities Act and the Investment Company Act and the rules and regulations of the Commission thereunder. Neither the Registration Statement nor the Proxy Statement (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund’s warranty in Paragraph 4.1(m) hereof) includes or will include any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(f) The Trust is not in violation of, and the execution and delivery of this Agreement and performance of its obligations under this Agreement will not result in a violation of, any provisions of the Trust’s Declaration of Trust or By-Laws of the Trust or any material agreement, indenture, instrument, contract, lease, or other undertaking with respect to the Acquiring Fund to which the Trust is a party or by which the Acquiring Fund or any of its assets is bound;

(g) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Acquiring Fund or any of the Acquiring Fund’s properties or assets. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings. Neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially adversely affects the Acquiring Fund’s business, or its ability to consummate the transactions contemplated herein;

(h) The statement of assets and liabilities of the Acquiring Fund, and the related statements of operations and changes in net assets, as of and for the fiscal year ended October 31, 2012 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and are in accordance with GAAP consistently applied and fairly reflect, in all material respects, the financial condition of the Acquiring Fund as of such date and the results of its operations for the period then ended, and all known liabilities, whether actual or contingent, of the Acquiring Fund as of the date thereof are disclosed therein;

(i) Since the fiscal year ended October 31, 2012, except as specifically disclosed in the Acquiring Fund’s prospectus, its statement of additional information as in effect on the date of this Agreement, or its annual report for the fiscal year ended October 31, 2012, there has not been any material adverse change in the Acquiring Fund’s financial condition, assets, liabilities, business, or prospects, or any incurrence by the Acquiring Fund of indebtedness, except for normal contractual obligations incurred in the ordinary course of business, or in connection with the settlement of purchases and sales of portfolio securities. For the purposes of this subparagraph (i) (but not for any other purpose of this Agreement), a decline in NAV per Acquiring Fund Share arising out of its normal investment operations or a decline in market values of securities in the Acquiring Fund’s portfolio or a decline in net assets of the Acquiring Fund as a result of redemptions shall not constitute a material adverse change;

(j) (1) For each taxable year of its operation since its inception, the Acquiring Fund has satisfied, and for the current taxable year it will satisfy, the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and will qualify as such as of the Closing Date and will satisfy the diversification requirements of Section 851(b)(3) of the Code without regard to the last sentence of Section 851(d) of the Code. The Acquiring Fund has not taken any action, caused any action to be taken or caused any action to fail to be taken which action or failure could cause the Acquiring Fund to fail to qualify as a regulated investment company under the Code;

 (2) Within the times and in the manner prescribed by law, the Acquiring Fund has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. The Acquiring Fund has not been informed by any jurisdiction that the jurisdiction believes that the Acquiring Fund was required to file any Tax Return that was not filed; and the Acquiring Fund does not know of any basis upon which a jurisdiction could assert such a position;

 (3) The Acquiring Fund has timely paid, in the manner prescribed by law, all Taxes that were due and payable or that were claimed to be due;

 (4) All Tax Returns filed by the Acquiring Fund constitute complete and accurate reports of the respective liabilities for Taxes and all attributes of the Acquiring Fund or, in the case of information returns and payee statements, the amounts required to be reported, and accurately set forth all items required to be included or reflected in such returns;

 (5) The Acquiring Fund has not waived or extended any applicable statute of limitations relating to the assessment or collection of Taxes;

 (6) The Acquiring Fund has not been notified that any examinations of the Tax Returns of the Acquiring Fund are currently in progress or threatened, and no deficiencies have been asserted or assessed against the Acquiring Fund as a result of any audit by the Internal Revenue Service or any state, local, or foreign taxing authority, and, to its knowledge, no such deficiency has been proposed or threatened;

 (7) The Acquiring Fund has no actual or potential liability for any Tax obligation of any taxpayer other than itself. The Acquiring Fund is not and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Acquiring Fund is not a party to any Tax allocation, sharing, or indemnification agreement;

 (8) The unpaid Taxes of the Acquiring Fund for tax periods through the Closing Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the financial statements referred to in Paragraph 4.2(h). All Taxes that the Acquiring Fund is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the proper governmental agency;

 (9) The Acquiring Fund has delivered to the Acquired Fund or made available to the Acquired Fund complete and accurate copies of all Tax Returns of the Acquiring Fund, together with all related examination reports and statements of deficiency for all periods not closed under the applicable statutes of limitations and complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents submitted by, received by or agreed to by or on behalf of the Acquiring Fund. The Acquiring Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code;

 (10) The Acquiring Fund has not undergone, has not agreed to undergo, and is not required to undergo (nor will it be required as a result of the transactions contemplated in this Agreement to undergo) a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code. The Acquiring Fund will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or before the Closing Date; (iii) installment sale or open transaction disposition made on or before the Closing Date; or (iv) prepaid amount received on or before the Closing Date;

 (11) The Acquiring Fund will not have taken or agreed to take any action, and will not be aware of any agreement, plan, or other circumstance, that is inconsistent with the representations set forth in the Acquiring Fund tax representation certificate to be delivered pursuant to Paragraph 6.3 (the “Acquiring Fund Tax Representation Certificate”);

 (12) There are (and as of immediately following the Closing there will be) no liens on the assets of the Acquiring Fund relating to or attributable to Taxes, except for Taxes not yet due and payable; and

 (13) The Tax bases of the assets of the Acquiring Fund are accurately reflected on the Acquiring Fund’s Tax books and records.

(k) The Trust is and as of the Closing Date will be, authorized to issue an unlimited number of shares of beneficial interest of the Acquiring Fund, without par value. The Acquiring Fund Shares to be issued and delivered to the Acquired Fund for the account of the Acquired Fund Shareholders pursuant to the terms of this Agreement, when so issued and delivered, will be legally issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund shares, nor is there outstanding any security convertible into any Acquiring Fund shares;

(l) All issued and outstanding Acquiring Fund Shares are, and on the Closing Date will be, legally issued, fully paid and non-assessable and have been offered and sold in every state and the District of Columbia in compliance in all material respects with all applicable federal and state securities laws;

(m) The Trust has the power and authority to enter into and perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust’s Board of Trustees, and, assuming due authorization, execution, and delivery by the Acquired Fund, this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles;

(n) The information to be furnished in writing by the Trust, on behalf of the Acquiring Fund, or the Adviser for use in applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto or the requirements of any form for which its use is intended, and shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information provided not misleading;

(o) No consent, approval, authorization, or order of or filing with any court or governmental authority is required for the execution of this Agreement or the consummation of the transactions contemplated by the Agreement by the Acquiring Fund, except for the registration of the Acquiring Fund Shares under the Securities Act and the Investment Company Act;

(p) The Acquiring Fund currently complies in all material respects with, and since its organization has complied in all material respects with, the requirements of, and the rules and regulations under, the Investment Company Act, the Securities Act, the Exchange Act, state “Blue Sky” laws, and all other applicable federal and state laws or regulations. The Acquiring Fund currently complies in all material respects with, and since its organization has complied in all material respects with, all investment objectives, policies, guidelines, and restrictions and any compliance procedures established by the Trust with respect to the Acquiring Fund. All advertising and sales material used by the Acquiring Fund complies in all material respects with and has complied in all material respects with the applicable requirements of the Securities Act, the Investment Company Act, the rules and regulations of the Commission, the rules regarding Duties and Conflicts and Supervision and Responsibilities Relating to Associated Persons of FINRA, the Conduct Rules of the NASD, state law, and any rules and regulations of any state regulatory authority. All registration statements, prospectuses, reports, proxy materials, or other filings required to be made or filed with the Commission, FINRA, or any state securities authorities by the Trust have been duly filed and have been approved or declared effective, if such approval or declaration of effectiveness is required by law. Such registration statements, prospectuses, reports, proxy materials, and other filings under the Securities Act, the Exchange Act, and the Investment Company Act (i) are or were in compliance in all material respects with the requirements of all applicable statutes and the rules and regulations thereunder and (ii) do not or did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not false or misleading;

(q) Neither the Acquiring Fund nor, to the knowledge of the Acquiring Fund, any “affiliated person” of the Acquiring Fund has been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor, to the knowledge of the Acquiring Fund, has any affiliated person of the Acquiring Fund been the subject, or presently is the subject, of any proceeding or investigation with respect to any disqualification that would be a basis for denial, suspension, or revocation of registration as an investment adviser under Section 203(e) of the Investment Advisers Act or of a broker-dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer, or director of an investment company under Section 9 of the Investment Company Act;

(r) The Acquiring Fund Tax Representation Certificate to be delivered by the Trust, on behalf of the Acquiring Fund, to the Acquired Fund and Wilmer Cutler Pickering Hale and Dorr LLP at Closing pursuant to Paragraph 6.3 will not on the Closing Date contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; and

(s) The Acquiring Fund’s execution, delivery and performance of this Agreement, and the transactions contemplated herein, have been duly authorized by the Trust’s Board of Trustees.

5.  COVENANTS OF THE FUNDS

5.1. The Acquired Fund will operate the Acquired Fund’s business in the ordinary course of business between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and other distributions and any other dividends and other distributions necessary or advisable (except to the extent dividends or other distributions that are not customary may be limited by representations made in connection with the issuance of the tax opinion described in Paragraph 8.5 hereof), in each case payable either in cash or in additional shares.

5.2. The Acquired Fund will call and hold a special meeting of the Acquired Fund’s shareholders to consider approval of this Agreement and act upon the matters set forth in the Proxy Statement.

5.3. The Acquiring Fund will prepare the notice of meeting, form of proxy, and Registration Statement (collectively, “Proxy Materials”) to be used in connection with such meeting, and will promptly prepare and file with the Commission the Registration Statement. The Acquired Fund will provide the Acquiring Fund with information reasonably requested for the preparation of the Registration Statement in compliance with the Securities Act, the Exchange Act, and the Investment Company Act.

5.4. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired by the Acquired Fund for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.5. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requires concerning the beneficial ownership of the Acquired Fund Shares.

5.6. Subject to the provisions of this Agreement, each Fund will take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement.

5.7. The Acquired Fund shall furnish to the Trust, on behalf of the Acquiring Fund, on the Closing Date a statement of assets and liabilities of the Acquired Fund (“Statement of Assets and Liabilities”) as of the Closing Date setting forth the NAV (as computed pursuant to Paragraph 2.1) of the Acquired Fund as of the Valuation Time, which statement shall be prepared in accordance with GAAP consistently applied and certified by the Acquired Fund’s Treasurer or Assistant Treasurer. As promptly as practicable, but in any case within 30 days after the Closing Date, the Acquired Fund shall furnish to the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes, and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund under the Code, and which statement will be certified by the Treasurer of the Acquired Fund.

5.8. Neither Fund shall take any action that is inconsistent with the representations set forth in, with respect to the Acquired Fund, the Acquired Fund Tax Representation Certificate and, with respect to the Acquiring Fund, the Acquiring Fund Tax Representation Certificate.

5.9. From and after the date of this Agreement and until the Closing Date, each of the Funds and the Acquired Fund and the Acquiring Fund shall use its commercially reasonable efforts to cause the Reorganization to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Reorganization from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the income tax regulations promulgated under the Code. Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the parties hereto shall treat and report the transactions contemplated hereby as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and shall not take any position inconsistent with such treatment.

5.10. From and after the date of this Agreement and through the time of the Closing, each Fund shall use its commercially reasonable efforts to cause it to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent it from qualifying as a regulated investment company under the provisions of Subchapter M of the Code.

5.11. Each Fund shall prepare, or cause to be prepared, all of its Tax Returns for taxable periods that end on or before the Closing Date and shall timely file, or cause to be timely filed, all such Tax Returns. Each Fund shall make any payments of Taxes required to be made by it with respect to any such Tax Returns.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

The obligations of the Acquired Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions, unless waived by the Acquired Fund in writing:

6.1. All representations and warranties by the Trust, on behalf of the Acquiring Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof (in each case, as such representations and warranties would read as if all qualifications as to materiality were deleted therefrom) and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

6.2. The Trust shall have delivered to the Acquired Fund on the Closing Date a certificate of the Trust, on behalf of the Acquiring Fund, executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, that each of the conditions to Closing in this Section 6 have been met, and as to such other matters as the Acquired Fund shall reasonably request;

6.3. The Trust, on behalf of the Acquiring Fund, shall have delivered to the Acquired Fund and Wilmer Cutler Pickering Hale and Dorr LLP an Acquiring Fund Tax Representation Certificate, satisfactory to the Acquired Fund and Wilmer Cutler Pickering Hale and Dorr LLP, concerning certain tax-related matters with respect to the Acquired Fund; and

6.4. The Board of Trustees of the Trust shall have determined that the Reorganization is in the best interests of the Acquiring Fund and, based upon such determination, shall have approved this Agreement and the transactions contemplated hereby.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE
ACQUIRING FUND

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions, unless waived by the Acquiring Fund in writing:

7.1. All representations and warranties of the Acquired Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof (in each case, as such representations and warranties would read as if all qualifications as to materiality were deleted therefrom) and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

7.2. The Acquired Fund shall have delivered to the Trust, on behalf of the Acquiring Fund, the Statement of Assets and Liabilities of the Acquired Fund pursuant to Paragraph 5.7, together with a list of its portfolio securities showing the federal income tax bases and holding periods of such securities, as of the Closing Date, certified by the Acquired Fund’s Treasurer or Assistant Treasurer;

7.3. The Acquired Fund shall have delivered to the Trust on the Closing Date a certificate of the Acquired Fund, executed in its name by its President or Vice President and a Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund contained in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, that each of the conditions to Closing in this Section 7 have been met, and as to such other matters as the Trust shall reasonably request;

7.4. The Acquired Fund shall have delivered to the Trust and Wilmer Cutler Pickering Hale and Dorr LLP an Acquired Fund Tax Representation Certificate, satisfactory to the Trust and Wilmer Cutler Pickering Hale and Dorr LLP, concerning certain tax-related matters with respect to the Acquired Fund; and

7.5. The Board of Trustees of the Acquired Fund shall have determined that the Reorganization is in the best interests of the Acquired Fund and, based upon such determination, shall have approved this Agreement and the transactions contemplated hereby.

8.  FURTHER CONDITIONS PRECEDENT

If any of the conditions set forth below does not exist on or before the Closing Date with respect to either party hereto, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the Acquired Fund’s shareholders in accordance with the provisions of the Acquired Fund’s Declaration of Trust and By-Laws, and certified copies of the resolutions evidencing such approval by the Acquired Fund’s shareholders shall have been delivered by the Acquired Fund to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither party hereto may waive the conditions set forth in this Paragraph 8.1;

8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

8.3. All consents of other parties and all other consents, orders and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by either party hereto to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of either party hereto, provided that either party may waive any such conditions for itself;

8.4. The Acquiring Fund’s Registration Statement shall have become effective under the Securities Act and no stop orders suspending the effectiveness of such Registration Statement shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the Securities Act;

8.5. The parties shall have received an opinion of Wilmer Cutler Pickering Hale and Dorr LLP, satisfactory to each of the Trust and the Acquired Fund and subject to customary assumptions and qualifications, substantially to the effect that for federal income tax purposes the acquisition by the Acquiring Fund of the Acquired Assets solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of the Assumed Liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in liquidation of the Acquired Fund, of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares and the termination of the Acquired Fund, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Neither party may waive the condition set forth in this Paragraph 8.5; and

8.6. The Acquired Fund shall have distributed to its shareholders, in a distribution or distributions qualifying for the deduction for dividends paid under Section 561 of the Code, all of its investment company taxable income (as defined in Section 852(b)(2) of the Code determined without regard to Section 852(b)(2)(D) of the Code) for its taxable year ending on the Closing Date, all of the excess of (i) its interest income excludable from gross income under Section 103(a) of the Code over (ii) its deductions disallowed under Sections 265 and 171(a)(2) of the Code for its taxable year ending on the Closing Date, and all of its net capital gain (as such term is used in Sections 852(b)(3)(A) and (C) of the Code), after reduction by any available capital loss carryforward, for its taxable year ending on the Closing Date.

9.  BROKERAGE FEES AND EXPENSES

9.1. Each party hereto represents and warrants to the other party hereto that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2. All of the expenses and costs of the Reorganization and the transactions contemplated thereby (including, but not limited to, the preparation of the proxy statement and solicitation expenses) shall be borne by the Funds equally. However, pursuant to the terms of the fee waiver and/or expense reimbursement agreements between Lord Abbett and each of Acquiring Fund and Acquired Fund, it is possible that all or a portion of these expenses will be borne indirectly by the Adviser. Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses and not reimbursed by the Adviser if and to the extent that the payment by the Adviser of such expenses would result in the disqualification of such party as a “regulated investment company” within the meaning of Section 851 of the Code or would prevent the Reorganization from qualifying as a tax-free reorganization.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1. Each of the Trust, on behalf of the Acquiring Fund, and the Acquired Fund agrees that neither party has made any representation, warranty, or covenant not set forth herein or referred to in Paragraphs 4.1 or 4.2 hereof and that this Agreement constitutes the entire agreement between the parties.

10.2. The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

11.1. This Agreement may be terminated by the mutual agreement of each of the Trust and the Acquired Fund. In addition, either party may at its option terminate this Agreement at or before the Closing Date:

(a) because of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed at or before the Closing Date;

(b) because of a condition herein expressed to be precedent to the obligations of the terminating party that has not been met and that reasonably appears will not or cannot be met;

(c) by resolution of the Trust’s Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquiring Fund’s shareholders; or

(d) by resolution of the Acquired Fund’s Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquired Fund’s shareholders; or

(e) if the transactions contemplated by this Agreement shall not have occurred on or before April 30, 2013, or such other date as the parties may mutually agree upon in writing.

11.2. In the event of any such termination, there shall be no liability for damages on the part of the Trust, the Acquiring Fund, or the Acquired Fund, or the Board of Trustees or officers of each of the Trust and the Acquired Fund.

12.  AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of each of the Trust and the Acquired Fund; provided, however, that following the meeting of the Acquired Fund’s shareholders called by the Acquired Fund pursuant to Paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions regarding the method for determining the number of Acquiring Fund Shares to be received by the Acquired Fund Shareholders under this Agreement to their detriment without their further approval; provided that nothing contained in this Section 12 shall be construed to prohibit the parties from amending this Agreement to change the Closing Date.

13.  NOTICES

Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Acquired Fund and the Acquiring Fund at 90 Hudson Street, Jersey City, NJ 07302-3973.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to conflict of laws principles (other than Delaware Code Title 6 § 2708); provided that, in the case of any conflict between those laws and the federal securities laws, the latter shall govern.

14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the prior written consent of the other party hereto. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5. It is expressly agreed that the obligations of each of the Trust and the Acquired Fund shall not be binding upon any of its Trustees, shareholders, nominees, officers, agents or employees personally, but bind only to the property of the Acquiring Fund or the Acquired Fund, as the case may be, as provided in the Trust’s Declaration of Trust and the Acquired Fund’s Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Board of Trustees of each of the Trust and the Acquired Fund and this Agreement has been executed by authorized officers of each of the Trust and the Acquired Fund, acting as such, and neither such authorization by such Trustees nor such execution, and delivery by such officers shall be deemed to have been made by any of them individually or to have imposed any liability on any of them personally, but shall bind only the property of the Acquiring Fund and the Acquired Fund, as the case may be, as provided in the Trust’s Declaration of Trust and the Acquired Fund’s Declaration of Trust.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first set forth above by its President or Vice President and attested by its Secretary or Assistant Secretary.

Attest:		LORD ABBETT SECURITIES TRUST, on behalf of its series, Lord Abbett Growth Leaders Fund
By:		By:
Name:	Thomas R. Phillips	Name:	Lawrence H. Kaplan
Title:	Vice President and Assistant Secretary	Title:	Vice President and Secretary
Attest:		LORD ABBETT STOCK APPRECIATION FUND
By:		By:
Name:	Thomas R. Phillips	Name:	Lawrence H. Kaplan
Title:	Vice President and Assistant Secretary	Title:	Vice President and Secretary

PROXY TABULATOR P.O. BOX 9112 FARMINGDALE, NY 11735	THREE EASY WAYS TO VOTE YOUR PROXY

To vote by Internet

	1)	Read the Combined Prospectus/Proxy Statement and have the proxy card below at hand.
	2)	Go to website www.proxyvote.com
	3)	Follow the instructions provided on the website.

To vote by Telephone

	1)	Read the Proxy Statement and have the proxy card below at hand.
	2)	Call 1-800-690-6903
	3)	Follow the instructions.

To vote by Mail

	1)	Read the Combined Prospectus/Proxy Statement.
	2)	Check the appropriate boxes on the proxy card below.
	3)	Sign and date the proxy card.
	4)	Return the proxy card in the envelope provided.

If you are NOT voting by Telephone or Internet, Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	M51024-S00077	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AT THE MEETING AND WILL BE VOTED IN ACCORDANCE WITH ANY SPECIFICATION MADE; IF NO SPECIFICATION IS MADE, SUCH SHARES WILL BE VOTED FOR THE PROPOSAL BELOW AND FOR ANY OTHER MATTERS AS DEEMED APPROPRIATE.

PROPOSAL:		For	Against	Abstain

1.	To approve an Agreement and Plan of Reorganization between Lord Abbett Stock Appreciation Fund (“Target Fund”) and Lord Abbett Growth Leaders Fund (“Acquiring Fund”), providing for: (a) the transfer of all of the assets of Target Fund to Acquiring Fund in exchange for shares of the corresponding class of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund; (b) the distribution of such shares to the shareholders of Target Fund; and (c) the termination of Target Fund.	0	0	0

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, CONTINUATIONS, OR RESCHEDULINGS THEREOF.

PLEASE COMPLETE, SIGN, DATE, AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

PLEASE SIGN AND RETURN IMMEDIATELY

Please sign exactly as your name(s) appear(s) on this proxy, and date it. For information as to the voting of shares registered in more than one name, see the section titled “Additional Information - Voting Information” in the Combined Prospectus/Proxy Statement. When signing the proxy as attorney, executor, administrator, trustee, or guardian, please indicate the capacity in which you are acting. Only authorized officers should sign for corporations.

Signature(s) (and Title(s), if applicable) [PLEASE SIGN WITHIN BOX] Date

YOUR VOTE IS IMPORTANT
Please complete, date, sign and mail your proxy card in the
envelope provided as soon as possible.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Combined Prospectus/Proxy Statement and Prospectus of Lord Abbett Growth Leaders Fund are
available at www.proxyvote.com.

M51025-S00077

LORD ABBETT STOCK APPRECIATION FUND

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF LORD ABBETT STOCK APPRECIATION FUND

The undersigned hereby appoints DARIA L. FOSTER, LAWRENCE H. KAPLAN, and THOMAS R. PHILLIPS and each of them as proxies, with full power of substitution, to vote (according to the number of votes which the undersigned would be entitled to cast if then personally present) at a meeting of the shareholders of the above-referenced Fund scheduled to be held on March 15, 2013, including all adjournments thereof, as specified on the reverse, and in their discretion upon such other business as may properly be brought before the meeting.

Complete, sign on reverse side and return this proxy card as soon as possible.

STATEMENT OF ADDITIONAL INFORMATION DATED JANUARY 23, 2013

Lord Abbett Stock Appreciation Fund

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

Lord Abbett Growth Leaders Fund
(a series of Lord Abbett Securities Trust)

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

This Statement of Additional Information (“SAI”) relates specifically to the proposed transfer of the assets of Lord Abbett Stock Appreciation Fund (“Target Fund”) to Lord Abbett Growth Leaders Fund (“Acquiring Fund”), a series of Lord Abbett Securities Trust (the “Trust”), in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of the liabilities of Target Fund (the “Reorganization”). This SAI consists of this cover page and the following documents, each of which accompanies this SAI and is incorporated herein by reference:

1.	The Statement of Additional Information of Target Fund, dated December 1, 2012, as supplemented;

2.	The Statement of Additional Information of Acquiring Fund, dated November 28, 2012, as supplemented;

3.	The Financial Statements from Target Fund’s Annual Report for the fiscal year ended July 31, 2012, audited by Deloitte & Touche LLP, an independent registered public accounting firm; and

4.	The Financial Statements from Acquiring Fund’s Annual Report for the fiscal year ended October 31, 2012, audited by Deloitte & Touche LLP, an independent registered public accounting firm.

This SAI is not a prospectus. A Combined Prospectus/Proxy Statement dated January 23, 2013 relating to these matters may be obtained without charge via Lord Abbett’s website at www.lordabbett.com or by calling or writing to the Funds at the telephone number or address set forth above. This SAI should be read in conjunction with such Combined Prospectus/Proxy Statement.

1

2

PRO FORMA COMBINED FINANCIAL STATEMENTS

The following pages include the pro forma combined financial statements and related notes showing the effect of the proposed acquisition of Lord Abbett Stock Appreciation Fund (“Target Fund”) by Lord Abbett Growth Leaders Fund (“Acquiring Fund”), a series of Lord Abbett Securities Trust (the “Trust”).

Pro Forma Combined Schedule of Investments (unaudited)
October 31, 2012

	STOCK APPRECIATION FUND		GROWTH LEADERS FUND		GROWTH LEADERS FUND PRO FORMA COMBINED
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

COMMON STOCKS
Aerospace & Defense 2.09%
Honeywell International, Inc.	46,631	$ 2,855,682	8,249	$ 505,169	54,880	$ 3,360,851

Biotechnology 4.40%
Amgen, Inc.	31,694	2,742,957	5,622	486,556	37,316	3,229,513
Gilead Sciences, Inc.*	35,924	2,412,656	6,431	431,906	42,355	2,844,562
Onyx Pharmaceuticals, Inc.*	9,841	771,141	3,216	252,006	13,057	1,023,147
		5,926,754		1,170,468		7,097,222
Capital Markets 2.10%
Affiliated Managers Group, Inc.*	11,556	1,461,834	2,147	271,596	13,703	1,733,430
Franklin Resources, Inc.	10,971	1,402,094	1,944	248,443	12,915	1,650,537
		2,863,928		520,039		3,383,967
Chemicals 2.03%
Monsanto Co.	33,365	2,871,726	4,676	402,463	38,041	3,274,189

Commercial Banks 1.94%
U.S. Bancorp	86,112	2,859,780	7,984	265,149	94,096	3,124,929

Communications Equipment .86%
Riverbed Technology, Inc.*	63,731	1,177,112	11,308	208,859	75,039	1,385,971

Computers & Peripherals 4.08%
3D Systems Corp.*	19,232	836,592	6,829	297,062	26,061	1,133,654
Apple, Inc.	7,844	4,667,964	1,293	769,464	9,137	5,437,428
		5,504,556		1,066,526		6,571,082
Consumer Finance 1.72%
Capital One Financial Corp.	41,421	2,492,302	4,642	279,309	46,063	2,771,611

Diversified Financial Services 1.01%
JPMorgan Chase & Co.	33,310	1,388,361	5,893	245,620	39,203	1,633,981

Diversified Telecommunication Services 3.00%
Verizon Communications, Inc.	92,975	4,150,404	15,412	687,992	108,387	4,838,396

Electronic Equipment, Instruments & Components .78%
Trimble Navigation Ltd.*	21,239	1,002,056	5,592	263,831	26,831	1,265,887

Energy Equipment & Services 3.80%
Halliburton Co.	46,013	1,485,760	8,140	262,841	54,153	1,748,601
Oceaneering International, Inc.	27,161	1,421,335	5,376	281,326	32,537	1,702,661
Seadrill Ltd. (a)	59,244	2,389,903	6,840	275,925	66,084	2,665,828
		5,296,998		820,092		6,117,090
Food & Staples Retailing 7.98%
Costco Wholesale Corp.	36,340	3,576,946	3,865	380,432	40,205	3,957,378
Wal-Mart Stores, Inc.	51,515	3,864,655	9,113	683,657	60,628	4,548,312
Whole Foods Market, Inc.	41,511	3,932,337	4,394	416,244	45,905	4,348,581
		11,373,938		1,480,333		12,854,271

3

	STOCK APPRECIATION FUND		GROWTH LEADERS FUND		GROWTH LEADERS FUND PRO FORMA COMBINED
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Health Care Equipment & Supplies 2.18%
Intuitive Surgical, Inc.*	3,994	$ 2,165,627	707	$ 383,350	4,701	$ 2,548,977
ResMed, Inc.	20,456	817,013	3,628	144,902	24,084	961,915
		2,982,640		528,252		3,510,892
Health Care Providers & Services 2.29%
Express Scripts Holding Co.*	52,982	3,260,512	7,044	433,488	60,026	3,694,000

Hotels, Restaurants & Leisure 2.59%
Yum! Brands, Inc.	50,560	3,544,762	8,944	627,064	59,504	4,171,826

Household Products 2.05%
Colgate-Palmolive Co.	27,667	2,903,928	3,761	394,755	31,428	3,298,683

Information Technology Services 7.30%
Accenture plc Class A (Ireland)(a)	50,752	3,421,192	6,471	436,210	57,223	3,857,402
MasterCard, Inc. Class A	6,573	3,029,693	1,163	536,061	7,736	3,565,754
Visa, Inc. Class A	26,844	3,724,873	4,477	621,229	31,321	4,346,102
		10,175,758		1,593,500		11,769,258
Internet & Catalog Retail 1.28%
Amazon.com, Inc.*	7,563	1,760,818	1,333	310,349	8,896	2,071,167

Internet Software & Services 12.60%
Cornerstone OnDemand, Inc.*			2,421	67,764	2,421	67,764
CoStar Group, Inc.*	8,817	730,929	3,131	259,560	11,948	990,489
eBay, Inc.*	68,899	3,327,133	12,189	588,607	81,088	3,915,740
Facebook, Inc. Class A*	180,989	3,821,583	32,104	677,876	213,093	4,499,459
Google, Inc. Class A*	6,712	4,562,616	1,191	809,606	7,903	5,372,222
LinkedIn Corp. Class A*	15,575	1,665,435	3,593	384,199	19,168	2,049,634
Rackspace Hosting, Inc.*	23,259	1,481,366	4,457	283,866	27,716	1,765,232
Yelp, Inc.*	57,816	1,393,366	10,255	247,146	68,071	1,640,512
		16,982,428		3,318,624		20,301,052
Life Sciences Tools & Services .87%
Illumina, Inc.*	23,707	1,126,320	5,667	269,239	29,374	1,395,559

Machinery 3.36%
Deere & Co.	23,168	1,979,474	4,099	350,219	27,267	2,329,693
Middleby Corp. (The)			2,317	289,509	2,317	289,509
Nordson Corp.	17,399	1,027,063	4,611	272,187	22,010	1,299,250
Wabtec Corp.	14,547	1,191,399	3,791	310,483	18,338	1,501,882
		4,197,936		1,222,398		5,420,334
Media 4.77%
Comcast Corp. Class A	84,740	3,178,597	14,442	541,719	99,182	3,720,316
Walt Disney Co. (The)	73,419	3,602,670	7,407	363,461	80,826	3,966,131
		6,781,267		905,180		7,686,447
Oil, Gas & Consumable Fuels 4.08%
Exxon Mobil Corp.	22,843	2,082,596	4,053	369,512	26,896	2,452,108
Kosmos Energy Ltd.* (a)	118,708	1,350,897	20,995	238,923	139,703	1,589,820
Williams Cos., Inc. (The)	63,057	2,206,364	9,140	319,809	72,197	2,526,173
		5,639,857		928,244		6,568,101
Pharmaceuticals 3.25%
Johnson & Johnson	40,648	2,878,691	7,191	509,267	47,839	3,387,958
Watson Pharmaceuticals, Inc.*	17,871	1,536,012	3,611	310,365	21,482	1,846,377
		4,414,703		819,632		5,234,335

4

	STOCK APPRECIATION FUND		GROWTH LEADERS FUND		GROWTH LEADERS FUND PRO FORMA COMBINED
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Real Estate Management & Development 1.05%
Zillow, Inc.*	38,342	$ 1,432,457	6,801	$ 254,085	45,143	$ 1,686,542

Road & Rail 1.99%
Genesee & Wyoming, Inc. Class A*			5,297	383,874	5,297	383,874
J.B. Hunt Transport Services, Inc.	19,404	1,139,015	4,888	286,925	24,292	1,425,940
Kansas City Southern	13,828	1,112,601	3,591	288,932	17,419	1,401,533
		2,251,616		959,731		3,211,347
Semiconductors & Semiconductor Equipment 2.66%
ARM Holdings plc ADR	49,926	1,615,106	8,858	286,556	58,784	1,901,662
Cree, Inc.*	23,293	706,476	4,134	125,384	27,427	831,860
First Solar, Inc.*	49,499	1,203,321	14,444	351,134	63,943	1,554,455
		3,524,903		763,074		4,287,977
Software 2.03%
Salesforce.com, Inc.	19,842	2,896,535	2,528	369,037	22,370	3,265,572

Specialty Retail 3.75%
Home Depot, Inc. (The)	61,749	3,790,154	9,194	564,328	70,943	4,354,482
Williams-Sonoma, Inc.	30,941	1,430,402	5,479	253,294	36,420	1,683,696
		5,220,556		817,622		6,038,178
Textiles, Apparel & Luxury Goods 1.57%
Michael Kors Holdings Ltd. (Hong Kong)* (a)	32,597	1,782,730	8,280	452,833	40,877	2,235,563
Tumi Holdings, Inc.*			12,961	290,326	12,961	290,326
				743,159		2,525,889
Trading Companies & Distributors 2.51%
Fastenal Co.	36,450	1,629,315	6,436	287,689	42,886	1,917,004
United Rentals, Inc.*	44,556	1,811,647	7,894	320,970	52,450	2,132,617
		3,440,962		608,659		4,049,621

TOTAL COMMON STOCKS 97.97% (cost $134,976,094, $23,641,402 and $158,617,496, respectively)		134,084,285		23,781,942		157,866,227

Short Term Investment 2.14%

Repurchase Agreement

Repurchase Agreement dated 10/31/2012, 0.01% due 11/1/2012 with Fixed Income Clearing Corp. collaterized by $3,355,000 of U.S. Treasury Note at 2.625% due 6/30/2014; value $3,514,836; proceeds: $3,445,535 (cost $3,445,535 and $3,445,535, respectively)	Principal Amount $3,445,535	3,445,535			Principal Amount $3,445,535	3,445,535

TOTAL INVESTMENTS IN SECURITIES 100.11%		137,529,820		23,781,942		161,311,762
OTHER LIABILITIES IN EXCESS OF ASSETS		-183,956
OTHER ASSETS IN EXCESS OF LIABILITIES				3,524
NET OTHER LIABILITIES IN EXCESS OF ASSETS (.11)%						-180,432
PRO FORMA ADJUSTMENTS (b)						-93,682

NET ASSETS 100%		$137,345,864		$23,785,466		$161,037,648

ADR American Depositary Receipt.
* Non-income producing security.
(a) Foreign security traded in U.S. dollars.
(b) Adjustments due to one-time proxy solicitation cost in connection with the Reorganization and elimination of duplicative expenses achieved by merging the Funds.

5

Pro Forma Combined Statements of Assets and Liabilities (unaudited)
October 31, 2012

	Stock Appreciation Fund	Growth Leaders Fund	Total Pro Forma Adjustments		Growth Leaders Fund Pro Forma Combined

ASSETS:
Investments in securities, at cost	$138,421,629	$23,641,402			$162,063,031

Investments in securities, at value	$137,529,820	$23,781,942			$161,311,762
Cash	—	22,035			22,035
Receivables:
Interest and Dividends	76,888	10,560			87,448
Capital shares sold	17,103	46,554			63,657
From Adviser	9,783	9,594			19,377
Prepaid expenses and other assets	40,063	18,459			58,522

Total assets	137,673,657	23,889,144			161,562,801

LIABILITIES:
Payables:
Investment securities purchased	—	—			—
Capital shares reacquired	13,227	32,631	$682	(a)	46,540
Management fee	90,889	11,683			102,572
12b-1 distribution fees	79,619	8,944			88,563
Fund administration	4,847	850			5,697
Trustees’ fees	26,801	—			26,801
To affiliate	3,957	—			3,957
Reorganization expenses	—	—	175,000	(b)	175,000
Accrued expenses and other liabilities	108,453	49,570	(82,000	)(c)	76,023

Total liabilities	327,793	103,678	93,682		525,153

NET ASSETS	$137,345,864	$23,785,466	$(93,682)		$161,037,648

COMPOSITION OF NET ASSETS:
Paid-in capital	$160,219,368	$24,071,192	$(682	)(a)	$184,289,878
Undistributed (distributions in excess of) net investment income	(760,418)	11,717	(93,000	)(b)(c)	(841,701)
Accumulated net realized loss on investments	(21,221,277)	(437,983)			(21,659,260)
Net unrealized appreciation (depreciation) on investments	(891,809)	140,540			(751,269)

Net Assets	$137,345,864	$23,785,466	$(93,682)		$161,037,648

Net assets by class:
Class A Shares	$74,524,015	$15,371,864	$(51,885	)(b)(c)	$89,843,994
Class B Shares	$8,121,711	—	$(4,688	)(b)(c)	$8,117,023
Class C Shares	$24,997,217	$1,897,914	$(15,523	)(b)(c)	$26,879,608
Class F Shares	$3,580,016	$3,797,323	$(4,258	)(b)(c)	$7,373,081
Class I Shares	$21,807,203	$2,696,952	$(14,143	)(b)(c)	$24,490,012
Class P Shares	$682	—	$(682	)(a)	$—
Class R2 Shares	$9,400	$10,163	$(11	)(b)(c)	$19,552
Class R3 Shares	$4,305,620	$11,250	$(2,492	)(b)(c)	$4,314,378
Outstanding shares by class:
Class A Shares	12,372,124	1,014,827	(7,452,172	)(d)	5,934,779
Class B Shares	1,464,482	—	(928,300	)(d)	536,182
Class C Shares	4,507,201	126,388	(2,842,573	)(d)	1,791,016
Class F Shares	586,767	250,130	(350,951	)(d)	485,946
Class I Shares	3,534,442	177,467	(2,099,465	)(d)	1,612,444
Class P Shares	112	—	(112	)(a)	—
Class R2 Shares	1,533	669	(914	)(d)	1,288
Class R3 Shares	719,505	742	(435,525	)(d)	284,722
Net asset value, offering and redemption price per share (Net assets divided by outstanding shares):
Class A Shares-Net asset value	$6.02	$15.15			$15.14
Class A Shares-Maximum offering price (Net asset value plus sales charge of 5.75%)	$6.39	$16.07			$16.07
Class B Shares-Net asset value	$5.55	n/a			$15.14
Class C Shares-Net asset value	$5.55	$15.02			$15.01
Class F Shares-Net asset value	$6.10	$15.18			$15.17
Class I Shares-Net asset value	$6.17	$15.20			$15.19
Class P Shares-Net asset value	$6.09	n/a			n/a
Class R2 Shares-Net asset value	$6.13	$15.19			$15.18
Class R3 Shares-Net asset value	$5.98	$15.16			$15.15

(a) Stock Appreciation Fund’s Class P Shares will be liquidated and terminated prior to the Reorganization.
(b) Increase due to one time proxy solicitation costs in connection with the Reorganization.
(c) Decrease due to the elimination of duplicative expenses achieved by merging the Funds.
(d) Adjustment reflects additional shares issued in connection with the proposed Reorganization.

See Notes to Pro Forma Combined Financial Statements.

6

Pro Forma Statements of Operations (unaudited)

For the twelve-month period ended October 31, 2012

	Stock Appreciation Fund	Growth Leaders Fund	Total Pro Forma Adjustments		Growth Leaders Fund Pro Forma Combined

Investment income:
Dividends	$1,905,125	$163,976			$2,069,101
Interest	213	416			629

Total investment income	1,905,338	164,392			2,069,730

Expenses:
Management fees	1,218,046	113,695	(325,906	)(a)	1,005,835
12b-1 distribution plan-Class A	303,708	46,009			349,717
12b-1 distribution plan-Class B	99,164	—			99,164
12b-1 distribution plan-Class C	257,448	11,095			268,543
12b-1 distribution plan-Class F	3,979	4,057			8,036
12b-1 distribution plan-Class P	4	—			4
12b-1 distribution plan-Class R2	—	—			—
12b-1 distribution plan-Class R3	17,872	26			17,898
Shareholder servicing	293,026	5,170			298,196
Registration	92,641	34,230	(34,230	)(b)	92,641
Subsidy	67,401	—			67,401
Fund administration	64,963	8,269			73,232
Professional	57,453	41,689	(42,000	)(b)	57,142
Reports to shareholders	44,036	15,360	(40,000	)(b)	19,396
Custody	9,279	9,644	(4,640	)(b)	14,283
Trustees’ fees	5,142	722			5,864
Offering costs	—	18,258			18,258
Other	10,153	3,209			13,362

Gross expenses	2,544,315	311,433	(446,776)		2,408,972
Expense reductions	(57)	(14)			(71)
Management fee waived	(75,616)	(146,870)	(673,622	)(c)	(896,108)

Net expenses	2,468,642	164,549	(1,120,398)		1,512,793

Net investment income (loss)	(563,304)	(157)	1,120,398		556,937

Net realized and unrealized gain (loss):
Net realized gain on investments	27,354,094	723,147			28,077,241
Net change in unrealized appreciation/depreciation on investments	(16,244,589)	(698,127)			(16,942,716)

Net realized and unrealized gain	11,109,505	25,020			11,134,525

Net Increase in Net Assets Resulting From Operations	$10,546,201	$24,863	$1,120,398		$11,691,462

(a) Decrease due to the asset tiered management fee structure of the Funds.
(b) Decrease due to the elimination of duplicative expenses achieved by merging the Funds.
(c) Decrease due to the contractual management fee waiver agreement of the Acquiring Fund.

See Notes to Pro Forma Combined Financial Statements.

7

Notes to Pro Forma Combined Financial Statements (unaudited)

1.	ORGANIZATION

Lord Abbett Securities Trust (the “Trust”) and Lord Abbett Stock Appreciation Fund (“Target Fund”) are registered under the Investment Company Act of 1940, as amended (the “Act”), as diversified, open-end management investment companies. The Trust was formed on February 26, 1993 and Target Fund was formed on September 29, 1999. Both are organized as Delaware statutory trusts.

Target Fund’s investment objective is long-term capital growth.

The Trust consists of nine separate portfolios and their respective classes. These Pro Forma Combined Financial Statements cover Lord Abbett Growth Leaders Fund (“Acquiring Fund”), a series of the Trust. The investment objective of Acquiring Fund is to seek capital appreciation.

Each class has different expenses and dividends. A front-end sales charge is normally added to the net asset value (“NAV”) for Class A shares. There is no front-end sales charge in the case of Class B, C, F, I, R2 and R3 shares, although there may be a contingent deferred sales charge (“CDSC”) in certain cases as follows: Class A shares purchased without a sales charge and redeemed before the first day of the month in which the one-year anniversary of the purchase falls (subject to certain exceptions as set forth in each of Acquiring Fund’s and Target Fund’s prospectus); Class B shares redeemed before the sixth anniversary of purchase; and Class C shares redeemed before the first anniversary of purchase. Class B shares will automatically convert to Class A shares on the 25th day of the month (or, if the 25th day is not a business day, the next business day thereafter) following the eighth anniversary of the day on which the purchase order was accepted. Acquiring Fund and Target Fund no longer issue Class B shares for purchase.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2.	BASIS OF COMBINATION

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Target Fund by Acquiring Fund as if such acquisition had taken place as of October 31, 2012.

Under the terms of the Agreement and Plan of Reorganization, the combination of Target Fund and Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies. The acquisition would be accomplished by an acquisition of the net assets of Target Fund in exchange for shares of Acquiring Fund at net asset value (“NAV”). The Statements of Assets and Liabilities and the related Statements of Operations of Target Fund and Acquiring Fund have been combined as of and for the twelve months ended October 31, 2012. Following the acquisition, Acquiring Fund will be the accounting survivor. In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving fund and the results of operations for pre-combination periods of the surviving fund will not be restated.

The accompanying pro forma financial statements should be read in conjunction with the financial statements of Acquiring Fund and Target Fund included in their respective annual reports dated October 31, 2012 and July 31, 2012, respectively.

The following notes refer to the accompanying pro forma financial statements as if the above-mentioned acquisition of Target Fund by Acquiring Fund had taken place as of October 31, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

Investment Valuation-Under procedures approved by Target Fund’s and Acquiring Fund’s Board of Trustees (the “Board”), Lord, Abbett & Co. LLC (“Lord Abbett”), each Fund’s investment manager, has formed a Pricing Committee to administer the pricing and valuation of portfolio investments and to ensure that prices utilized reasonably reflect fair value. Among

8

Notes to Pro Forma Combined Financial Statements (unaudited)(continued)

other things, these procedures allow each Fund to utilize independent pricing services, quotations from securities and financial instrument dealers and other market sources to determine fair value.

Securities actively traded on any recognized U.S. or non-U.S. exchange or on The NASDAQ Stock Market LLC are valued at the last sale price or official closing price on the exchange or system on which they are principally traded. Events occurring after the close of trading on non-U.S. exchanges may result in adjustments to the valuation of foreign securities to more accurately reflect their fair value as of the close of regular trading on the New York Stock Exchange LLC. Each Fund may rely on an independent fair valuation service in adjusting the valuations of foreign securities. Unlisted equity securities are valued at the last quoted sale price or, if no sale price is available, at the mean between the most recently quoted bid and asked prices.

Securities for which prices are not readily available are valued at fair value as determined by the Pricing Committee and approved by the Board. The Pricing Committee considers a number of factors, including observable and unobservable inputs, when arriving at fair value. The Pricing Committee may use observable inputs such as related or comparable assets or liabilities, recent transactions, market multiples, book values and other relevant information to determine fair value of portfolio investments. The Board or a designated committee thereof regularly reviews fair value determinations made by the Pricing Committee and employs technique such as reviewing of any related market activity, reviewing inputs and assumptions, and retrospectively comparing prices of subsequent purchases and sales transactions to fair value determinations made by the Pricing Committee.

Short-term securities with 60 days or less remaining to maturity are valued using the amortized cost method, which approximates fair value.

Fair value is defined as the price that the Funds would receive upon selling an investment or transferring a liability in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk - for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability. Observable inputs are based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Unobservable inputs are based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

•	Level 1 - unadjusted quoted prices in active markets for identical investments;
•	Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.); and
•	Level 3 - significant unobservable inputs (including the Funds’ own assumptions in determining the fair value of investments).

          The following is a summary of the inputs used as of October 31, 2012 in valuing each Fund’s investments carried at fair value:

	Lord Abbett Stock Appreciation Fund				Lord Abbett Growth Leaders Fund

Investment Type*	Level 1 (000)	Level 2 (000)	Level 3 (000)	Total (000)	Level 1 (000)	Level 2 (000)	Level 3 (000)	Total (000)

Common Stocks	$134,084	$—	$—	$134,084	$23,782	$—	$—	$23,782
Repurchase Agreement		3,446	—	3,446	—	—	—	—

Total	$134,084	$3,446	$—	$137,530	$23,782	$—	$—	$23,782

* See Pro Forma Combined Schedule of Investments for fair values in each industry. There were no level transfers during the twelve month period ended October 31, 2012.

4.	SUMMARY OF CAPITAL TRANSACTIONS

The pro forma NAV assumes the issuance of shares of Acquiring Fund as if such shares had been issued at October 31, 2012, in connection with the proposed Reorganization. The number of shares assumed to be issued is equal to the total NAV of shares of Target Fund as of October 31, 2012, divided by the NAV of the shares of Acquiring Fund as of October 31, 2012. The pro forma number of shares outstanding for the combined fund consists of the following as of October 31, 2012:

9

Notes to Pro Forma Combined Financial Statements (unaudited)(continued)

Class A Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	12,372,124	1,014,827

Reorganization Shares	(12,372,124)	12,372,124

Pro Forma Adjustment for NAV	—	(7,452,172)

Total Shares Outstanding Post-Combined	—	5,934,779

Pre-Combined Amount	$74,524,015	$15,371,864
Reorganization Amount	(74,524,015)	74,524,015
Pro Forma Adjustment		(51,885)

Post-Combined Amount	$—	$89,843,994

Class B Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	1,464,482	—

Reorganization Shares	(1,464,482)	1,464,482

Pro Forma Adjustment for NAV	—	(928,300)

Total Shares Outstanding Post-Combined	—	536,182

Pre-Combined Amount	$8,121,711	$—
Reorganization Amount	(8,121,711)	8,121,711
Pro Forma Adjustment		(4,688)

Post-Combined Amount	$—	$8,117,023

Class C Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	4,507,201	126,388

Reorganization Shares	(4,507,201)	4,507,201

Pro Forma Adjustment for NAV	—	(2,842,573)

Total Shares Outstanding Post-Combined	—	1,791,016

Pre-Combined Amount	$24,997,217	$1,897,914
Reorganization Amount	(24,997,217)	24,997,217
Pro Forma Adjustment		(15,523)

Post-Combined Amount	$—	$26,879,608

10

Notes to Pro Forma Combined Financial Statements (unaudited)(continued)

Class F Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	586,767	250,130
Reorganization Shares	(586,767)	586,767
Pro Forma Adjustment for NAV	—	(350,951)

Total Shares Outstanding Post-Combined	—	485,946

Pre-Combined Amount	$3,580,016	$3,797,323
Reorganization Amount	(3,580,016)	3,580,016
Pro Forma Adjustment		(4,258)

Post-Combined Amount	$—	$7,373,081

Class I Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	3,534,442	177,467
Reorganization Shares	(3,534,442)	3,534,442
Pro Forma Adjustment for NAV		(2,099,465)

Total Shares Outstanding Post-Combined	—	1,612,444

Pre-Combined Amount	$21,807,203	$2,696,952
Reorganization Amount	(21,807,203)	21,807,203
Pro Forma Adjustment		(14,143)

Post-Combined Amount	$—	$24,490,012

Class R2 Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	1,533	669
Reorganization Shares	(1,533)	1,533
Pro Forma Adjustment for NAV	—	(914)

Total Shares Outstanding Post-Combined	—	1,288

Pre-Combined Amount	$9,400	$10,163
Reorganization Amount	(9,400)	9,400
Pro Forma Adjustment		(11)

Post-Combined Amount	$—	$19,552

Class R3 Shares

	Lord Abbett Stock Appreciation Fund	Lord Abbett Growth Leaders Fund Pro Forma Combined

Pre-Combined Shares	719,505	742
Reorganization Shares	(719,505)	719,505
Pro Forma Adjustment for NAV	—	(435,525)

Total Shares Outstanding Post-Combined	—	284,722

Pre-Combined Amount	$4,305,620	$11,250
Reorganization Amount	(4,305,620)	4,305,620
Pro Forma Adjustment		(2,492)

Post-Combined Amount	$—	$4,314,378

11

Notes to Pro Forma Combined Financial Statements (unaudited)(concluded)

5.   PRO FORMA OPERATING EXPENSES

The Pro Forma Combined Statements of Operations for the twelve-month period ended October 31, 2012, as adjusted, giving effect to the Agreement and Plan of Reorganization reflects changes in expenses of Target Fund as if the Reorganization was consummated on November 1, 2012. Although it is anticipated that there will be an elimination of certain duplicative expenses because of the Agreement and Plan of Reorganization, the actual amount of such expenses cannot be determined because it is not possible to predict the cost of future operations.

6.   INCOME TAXES

It is the policy of each Fund to meet the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all taxable income and capital gains to its shareholders. Therefore, no income tax provision is required.

Each Fund files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Trust’s filed U.S. federal tax returns remains open for the fiscal years ended October 31, 2009 through October 31, 2012. The statute of limitations on Target Fund’s filed U.S. federal tax returns remains open for the fiscal years ended July 31, 2009 through July 31, 2012. The statutes of limitations on the Fund’s and Trust’s state and local tax returns may remain open for an additional year depending upon the jurisdiction.

Dividends from net investment income, if any, are declared and paid at least annually. Taxable net realized gains from investment transactions, reduced by allowable capital loss carryforwards, if any, are declared and distributed to shareholders at least annually. The capital loss carryforward amount, if any, is available to offset future net capital gains. Dividends and distributions to shareholders are recorded on the ex-dividend date. The amounts of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These book/tax differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the components of net assets based on their federal tax basis treatment; temporary differences do not require reclassification. Dividends and distributions, which exceed earnings and profits for tax purposes, are reported as a tax return of capital.

12